DR

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

Amendment #1

[  X ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[     ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ____________________

OR

[     ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

OR

[     ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ………………………………

Unbridled Energy Corporation

(Exact name of Registrant as specified in its charter)

British Columbia

(Jurisdiction of incorporation or organization)

Suite 400, 2424 4th Street S.W., Calgary, Alberta, Canada T2S 2T4

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.                                           16,169,166

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ___     No   xxx

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes ____  No   X

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer   Accelerated filer   Non-accelerated filer  xxx

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 xxx   Item 18 ___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ___    No  ____ N/A _X_

Index to Exhibits on Page 68

Unbridled Energy Corporation

Form 20-F Registration Statement

Amendment #1

Forward Looking Statements

Certain statements in this annual report constitute “forward-looking statements” principally in Item #4, “Information on the Company” and Item #5, “Operating and Financial Review and Prospects". Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: risks associated with project development; the need for additional financing; operational risks associated with oil and natural gas exploration and production; fluctuations in commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officer, directors or promoters of the Registrant with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Registrant’s common share price and volume; and tax consequences to U.S. Shareholders.

Part I

Item 1.  Identity of Directors, Senior Management and Advisors

Table No. 1

Company Directors and Officers

Name	Position	Business Address
Joseph H. Frantz, Jr.	President, CEO and Director	2415 Bellwood Drive Pittsburgh, PA 15237

Susan Wong	Chief Financial Officer	3330 Thor Court Coquitlam, B.C. V6E 3H7

Michael J. O’Byrne	Vice-President, Land	320 Pump Hill Crescent SW Calgary, AB T2V 4M1

Robert P. Pryde	Vice-President, Exploration	38 Discovery Ridge Manor SW Calgary, AB T3H 5L9

Carmen Etchart	Corporate Secretary	14915 20th Avenue Surrey, B.C. V4A 8E9

Christopher Dyakowski	Director	3750 West 49th Avenue Vancouver, B.C. V6N 3T8

Craig Steinke	Director	15380 Columbia Avenue White Rock, B.C. V4B 1J9

William Schmidt	Director	430 – 580 Hornby Street Vancouver, B.C. V6C 3B6

Dr. Robert (Bob) Mummery	Director	720, 540-5th Avenue SW Calgary, AB T2P 0M2

Daniel J. O’Byrne	Director	800, 112-4th Avenue SW Calgary, AB T2P 0H3

J. Michael Gatens	Director	4-712 Memorial Drive NW Calgary, AB T2N 3C7

The Company’s auditor is Amisano Hanson, Chartered Accountants, 750 West Pender Street, Suite 604, Vancouver, British Columbia, Canada, V6C 2T7. Amisano Hanson is a member of the Public Company Accounting Oversight Board of the United States and was appointed as auditors on August 15, 2005. The prior auditor was Minni Clark & Company, Certified General Accountants, 1104 – 750 West Pender Street, Vancouver, British Columbia, V6C 2T8. There were no disputes between the prior auditor and the Company.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable

Item 3.  Key Information

As used within this Registration Statement, the terms “Unbridled”, “Unbridled Energy”, “the Company”, “Issuer” and “Registrant” refer collectively to Unbridled Energy Corporation, its predecessors, subsidiaries and affiliates.

SELECTED FINANCIAL DATA

The selected financial data of the Company for the Years Ended April 30, 2006 and 2005 and the period from October 6, 2003 (Date of Incorporation) to April 30, 2004, was derived from the financial statements of the Company which have been audited by Amisano Hanson, Chartered Accountants, as indicated in its audit report which are included elsewhere in this Registration Statement.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends on its common shares since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings, if any, for use in its operations and the expansion of its business.

Table No. 2 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as disclosed in Note 10 to the financial statements.

Table No. 2

Selected Financial Data

(CDN$ in 000, except per share data)

					Period from
	6 Months	6 Months	Year	Year	Date of
	Ended	Ended	Ended	Ended	Incorporation to
	10/31/06	10/31/05	4/30/06	4/30/05	4/30/04

Sales Revenue	$23	$0	$0	$0	$0
Net Income (Loss)	($1,035)	($51)	($717)	($62)	($46)
Net Income (Loss) Per Share	($0.05)	($0.01)	($0.08)	($0.01)	($0.01)
Dividends Per Share	$0	$0	$0	$0	$0
Wtg. Avg. Shares (000)	22,346	7,978	9,224	5,766	3,847
Working Capital	($1,505)	$440	$1,688	$497	$110
Mineral Properties	$0	$147	$0	$147	$119
Oil and Gas Properties	$14,952	$0	$5,748	$0	$0
Long-Term Debt	$0	$0	$0	$0	$0
Shareholder’s Equity	$13,420	$601	$7,410	$644	$204
Total Assets	$15,192	$602	$8,573	$665	$239

US GAAP Net Loss	N/A	N/A	($568)	($67)	($147)
US GAAP Loss Per Share	N/A	N/A	($0.06)	($0.01)	($0.04)
US GAAP Wtg. Avg. Shares	N/A	N/A	9,224	5,766	3,847
US GAAP Equity	N/A	N/A	$7,410	$539	$204
US GAAP Total Assets	N/A	N/A	$8,573	$560	$121
US GAAP Mineral Properties	N/A	N/A	$0	$0	$0
US GAAP Oil and Gas Properties	N/A	N/A	$5,748	$0	$0

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 3 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent periods ended April 30th, the average rates for the period, and the range of high and low rates for the period. Table No. 3 also sets forth the rate of exchange for the Canadian Dollar at the end of the six most recent months, and the range of high and low rates for these periods.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of U.S. dollars required under that formula to buy one Canadian Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 3

Canadian Dollar/U.S. Dollar

	Average	High	Low

Fiscal Year Ended 4/30/06	$1.18	$1.27	$1.12
Fiscal Year Ended 4/30/05	$1.24	$1.33	$1.18
Fiscal Year Ended 4/30/04	$1.34	$1.41	$1.29
Fiscal Year Ended 4/30/03	$1.53	$1.60	$1.43
Fiscal Year Ended 4/30/02	$1.57	$1.60	$1.51

Three Months Ended 1/31/07	$1.16	$1.19	$1.13
Three Months Ended 10/31/06	$1.12	$1.14	$1.11
Three Months Ended 7/31/06	$1.12	$1.14	$1.10
Three Months Ended 4/30/06	$1.14	$1.17	$1.12
Three Months Ended 1/31/06	$1.16	$1.20	$1.14

Three Months Ended 10/31/05	$1.17	$1.22	$1.16
Three Months Ended 7/31/05	$1.24	$1.27	$1.20
Three Months Ended 4/30/05	$1.23	$1.26	$1.20
Three Months Ended 1/31/05	$1.21	$1.24	$1.18

Three Months Ended 10/31/04	$1.29	$1.33	$1.22
Three Months Ended 7/31/04	$1.35	$1.40	$1.31
Three Months Ended 4/30/04	$1.34	$1.37	$1.31
Three Months Ended 1/31/04	$1.31	$1.33	$1.27

February 2007	$1.17	$1.19	$1.16
January 2007	$1.18	$1.19	$1.16
December 2006	$1.15	$1.17	$1.14
November 2006	$1.14	$1.15	$1.13
October 2006	$1.14	$1.14	$1.12
September 2006	$1.12	$1.13	$1.11
August 2006	$1.11	$1.13	$1.11
July 2006	$1.13	$1.14	$1.11
June 2006	$1.12	$1.12	$1.10

The exchange rate was $1.17 on March 1, 2007.

Statement of Capitalization and Indebtedness

Table No. 4

Statement of Capitalization and Indebtedness

Designation of Security	Amount Authorized	Amount Outstanding as of February 22, 2007

Common Shares	Unlimited	33,868,686 shares
Preferred Shares	Unlimited	None
Common Share Purchase Warrants		14,351,845 warrants
Common Share Options		2,100,000 options
Long Term Debt		$0
Long Term Liabilities		$0

Risk Factors

An investment in the Common Shares of the Company must be considered speculative due to the nature of the Company’s business, the present stage of exploration of its oil and gas properties, and its ongoing capital requirements. In particular, the following risk factors apply:

Risks Associated with Oil and Gas Production and Exploration

Oil and Gas Exploration Has A High Degree of Risk and the Company’s Exploration Efforts May Be Unsuccessful Which Would Have A Negative Effect on The Company’s Operations:

There is no certainty that the expenditures to be made by the Company in the exploration of the Chambers Property and Tsuu T’ina projects, or any additional project interests the Company may acquire, as described herein, will result in discoveries of recoverable oil and gas in commercial quantities.  An exploration project may not result in the discovery of commercially recoverable reserves and the level of recovery of hydrocarbons from a property may not be a commercially recoverable (or viable) reserve which can be legally and economically exploited. If exploration is unsuccessful and no commercially recoverable reserves are defined, management would be required to evaluate and acquire additional projects which would require additional capital, or the Company would have to cease operations altogether.

Hydrocarbon Exploration has Substantial Operating and Drilling Hazards Which Could Result in Failure of the Company’s Projects or Substantial Liabilities Which May Not Be Covered By Insurance:

Oil and natural gas exploration operations are subject to all the risks and hazards typically associated with such operations. Hazards include well fires, explosions, blowouts, and oil spills, each of which could result in substantial damage to oil and natural gas wells, producing facilities, other property and the environment or in personal injury. Although the Operator of each property in which the Company has an interest typically maintains liability insurance in an amount which they consider adequate the nature of these risks is such that liabilities could exceed policy limits, in which event the Company as an owner of an interest in these wells could incur significant costs that could have a materially adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and the invasion of water into producing formations. Any unforeseen hazard could result in the failure of the Company’s operations on that project, which would have a negative effect on the Company’s financial condition or cause the Company to cease operations altogether.

The Oil and Gas Industry is Highly Competitive, and If Unbridled in Unsuccessful in Competing With Other Oil and Gas Companies, It Would Negatively Effect the Company’s Ability to Operate:

The Oil and Gas industry is highly competitive, including the acquisition of property interests, equipment, skilled personnel, and product marketing. The Company is required to directly compete with a substantial number of other oil and gas companies. Many of these other companies, both public and private, have significantly greater financial and personnel resources than the Company. Such competitors could outbid the Company for such projects, equipment or personnel, or produce oil and gas at lower costs which would have a negative effect on the Company’s operations and financial condition, including forcing the Company to cease operations altogether.

The Company’s Operations are Subject to Substantial Environmental Regulations Which Could Have a Negative Effect on the Company’s Operations and Financial Condition:

The current and anticipated future operations of the Company require permits from various federal, provincial and local governmental authorities and such operations are and will be governed by laws and regulations governing various elements of the petroleum industry.  The Company’s exploration activities in Alberta are subject to various laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.  The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. All permits which the Company may require for future exploration may not be obtainable on reasonable terms or such laws and regulations, or new legislation or modifications to existing legislation, could have an adverse effect on any project that the Company might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.

Amendments to current laws, regulations and permits governing operations and activities of oil and gas companies, or more stringent implementation thereof, could have a material adverse impact on the Company, which may adversely effect the Company’s financial condition, or require the Company to cease operations altogether.

Canada is a Signatory to the Kyoto Protocol Which Could Negatively Change Future Operations by Restricting the Company’s Activities or Increasing Operating Costs:

Canada is a signatory to the United Nation’s Framework Convention on Climate Change and has ratified the Kyoto Protocol to set legally binding targets to reduce nationwide emissions of “greenhouse gases”, including carbon dioxide, methane, and nitrous oxide. Oil and gas exploration and production and other petroleum operations and related activities emit some greenhouse gases, which may subject the Canadian oil and gas industry, including the Company, to legislation or other regulatory initiatives designed to regulate emissions of greenhouse gasses. The federal Government of Canada has proposed a Climate Change Plan for Canada, which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation as well as Provincial emission reduction requirements, may require the reduction of emissions produced by the Company’s operations and facilities. These new requirements and the additional costs required to comply could have a material effect on the Company’s operations and financial condition.

The Company’s Title to Its Properties May Be Disputed By Third Parties Which Could Result in the Company Losing Title to Its Properties:

The Company has only done a preliminary title survey of its exploration properties in accordance with industry standards. These procedures do not guarantee the Company’s title and therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt. Unregistered agreements or transfers, or native land claims, may affect title.  If title is disputed, the Company will have to defend its ownership through the courts, which would likely be an expensive and protracted process and have a negative effect on the Company’s operations and financial condition. In the event of an adverse judgment, the Company would lose its property rights.

Risks Associated with the Financing of the Company

The Company has a History of Net Losses and a Working Capital Deficit. The Company Will Require Financing to Complete its Business Plan:

The Company has had a history of net losses since October 6, 2003 (date of incorporation).

In fiscal 2006, the Company had a net loss of $717,289; in fiscal 2005, the Company had a net loss of $62,476; and from October 6, 2003 (date of incorporation) to April 30, 2004, the Company had a net loss of $46,881. The cumulative net loss from date of incorporation to April 30, 2006 has been $826,646.

As of April 30, 2006, the Company had working capital of $1,688,082. The Company intends to carry out exploration on certain of its properties during the current fiscal year as well as investigate the acquisition of additional exploration properties. None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings and cash flow from operations.  The Company anticipates requiring additional funding to fulfill its plans as well as if its exploration programs are successful. There is no assurance that the Company will be able to obtain the required financing to meet its current obligations due as well as fund its anticipated work program.  Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in its oil and gas properties, dilute its interests in the properties and/or reduce or terminate its operations. Any additional funding may be available at a price that is substantially lower than that paid by other shareholders which could cause excessive dilution to current shareholders. If the Company is unable to obtain additional financing at a price and/or time acceptable to management, it would have a negative effect on the Company’s operations, including forcing to the Company to cease operations altogether.

Dilution Through the Exercise of Currently Outstanding Common Stock Options and Warrants Could Adversely Affect Unbridled Stockholders:

Because the success of Unbridled is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. There are currently 2,100,000 share purchase options outstanding, which, if exercised, would result in an additional 2,100,000 common shares being issued and outstanding.

The Company has issued common share purchase warrants as a component of common share units in several private placements. It has also granted warrants as finders’ fees and agent commissions for the placement of these units and shares. Currently, Unbrided has 14,351,845 common share purchase warrants outstanding that, if exercised would result in an additional 14,351,845 common shares being issued and outstanding.

If all the currently outstanding options and warrants were exercised, it would result in the issuance of 16,451,845 additional common shares. This represents 48.5% of the currently issued and outstanding common shares.  The exercise of a portion or all of these currently outstanding options and warrants would cause significant dilution to the Company’s common shareholders.

The Company Has No Known Reserves and No Economic Reserves May Exist on Its Properties:

All of the Company’s oil and gas properties are currently at the exploration stage. No commercially recoverable reserves have been established on any of the Company’s properties. Finding commercial deposits of oil and gas is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved.  Even in the event commercial quantities of oil and gas are discovered, the exploration properties might not be brought into a state of commercial production. The commercial viability of oil and gas once discovered is also dependent on a number of factors, some of which are particular attributes of the reserves, such as type and quality of the oil and gas, proximity to infrastructure, as well as commodity prices.  Most of these factors are beyond the control of the entity conducting such exploration. Even if commercial reserves are found and defined and the Company’s properties are brought into production, operations may not be profitable. If the Company is unable to successfully discover and/or develop economically recoverable oil and gas reserves, it would have a negative effect on the Company’s operations and financial condition, or require the Company to cease operations altogether.

Commodity Prices May Not Support Corporate Profit:

The petroleum industry in general is intensely competitive and there is no assurance that, even if commercial quantities of oil or gas are discovered and developed, a profitable market will exist for the sale of same.  Factors beyond the control of the Company may affect the marketability of any substances discovered.  The price of natural resources are volatile over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved recovery techniques. If the Company is unable to economically produce oil and gas from its projects, it would have a negative effect on the Company’s financial condition, or require the Company to cease operations altogether.

Risks Relating to an Investment in the Securities of the Company

The Company has a Dependence on Key Personnel Whose Loss or Unavailability Would Harm the Company:

The Company strongly depends on the business and technical expertise of its management and key personnel, including Joseph H. Frantz Jr, President and CEO, and Michael J. O’Byrne and Robert J. Pryde, Vice-Presidents.  There is little possibility that this dependence will decrease in the near term, and the Company maintains no “Key Man” Insurance. As the Company’s operations expand, additional general management resources will be required,. Additional personnel may not be available on terms or conditions acceptable to the Company, which would have a negative effect on the Company’s operations and financial condition.

Certain Officers and Directors May Have Conflicts of Interest:

Certain of the directors and officers of the Company are also directors and/or officers and/or shareholders of other oil and gas exploration and production companies.  While the Company was engaged in the business of exploiting petroleum properties, such associations may have given rise to conflicts of interest from time to time.  These officers and directors with potential conflicts include Susan Wong, who also serves as an officer of other public companies; Christopher Dyakowski and William Schmidt, who are officers and directors of other junior resource companies; J. Michael Gatens, who is Chairman of Quicksilver Resources Canada, an unconventional coalbed methane exploration and development company; Dr. Robert Mummery, who is a Director of Altima Resources, an oil and gas exploration company; Daniel O’Byrne, who is executive vice-president and COO of Provident Energy Trust which owns producing oil and gas properties;  and Craig Steinke, who is President of Reconnaissance Energy Corporation, which is an oil and gas property acquisition and finance company. The Directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter.  These conflicts could have a negative effect on the Company’s current and future operations.

Unbridled is Classified as a “Penny Stock” in the United States Which Could Affect the Marketability of the Common Stock of the Company and Shareholders Could Find It Difficult to Sell Their Stock:

The Company’s stock is subject to “penny stock” rules as defined by regulators in the United States.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  The Company’s common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against the Company or its Directors, Controlling Persons and Officers:

It may be difficult to bring and enforce suits against the Company.  The Company is a corporation incorporated in British Columbia. The majority of the Company’s directors and officers are residents of Canada and all of the Company’s assets are located outside of the United States.  Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under United States securities laws.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities under the U.S. Securities Act.

As a "Foreign Private Issuer”, Unbridled is Exempt From the Section 14 Proxy Rules and Section 16 of the 1934 Securities Act Which May Result in Shareholders Having Less Complete and Timely Data:

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

Item 4.  Information on the Company

DESCRIPTION OF BUSINESS

Introduction

The Company’s executive office is located at:

Suite 400, 2424 4th Street, S.W.,

Calgary, Alberta, Canada T2S 2T4

Telephone:  (403) 244-7808

Fax: (403) 244-7806

The Company maintains a record office in Vancouver located at:

c/o Bull Houser Tupper,

3000 Royal Centre,

1055 Georgia Street,

Vancouver, BC  V6E 3R3

Fax: (604) 536-3621

The Contact person in Vancouver is Christopher Dyakowski, Director.

The Company currently leases its executive offices in Calgary. The space totals 5,856, although approximately 1/3 of the space is subleased to an unrelated public company, Berkley Resources. The lease runs from January 1, 2007 until December 31, 2013. Monthly payments under the lease are as follows:

January 1, 2007 – December 31, 2009	$12,200.00/Month *
January 1, 2010 – December 31, 2013	$13,176.00/Month *

*

Berkley Resources has agreed to sublease 1/3 of the office space for the entire term of the lease and will pay 1/3 of the required lease payments, or $4066.67 per month for the first 3 years, and $4,392.00 for the final 4 years.

The Company's fiscal year ends April 30th.

The Company's common shares trade on the TSX Venture Exchange under the symbol "UNE".

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares. As of April 30, 2006, the end of the most recent fiscal year, there were 16,169,166 common shares issued and outstanding and no preferred shares issued and outstanding.

Corporate Background

The Company was originally incorporated under the Company Act of British Columbia on October 6, 2003 as “Leroy Ventures Inc” before completing its transition rollover to the British Columbia Business Corporations Act which replaced the Company Act of British Columbia. On July 19, 2006, the Company changed its name to “Unbridled Energy Corporation”, and there was no change in capital.

The Company presently has one subsidiary. Unbridled Energy USA Inc. was incorporated in Pennsylvania during the 4th Quarter of calendar 2006. The subsidiary currently has no assets, but is intended to hold any interests in oil and gas projects the Company may acquire in the United States.

Currently, the Company conducts all of its operations within Canada and all of its assets are located in Canada.

History and Development of the Business

The Company was originally involved in mineral exploration. At inception, the Company conducted exploration on the Kettle Claims (“Kettle Property”) in British Columbia, Canada. The Company originally entered into an option agreement to earn a 100% interest in the Kettle Claims, subject to a 2.5% Net Smelter Royalty (“NSR”), on November 20, 2003. The Company performed Phase I exploration on the Kettle Claims which included surveys and trenching. Results from the program were disappointing and management and its consultants determined that no further exploration on the claims was warranted. In December, the Company decided to cease work on the Kettle claims and terminated its option on the property. The acquisition and capitalized exploration costs totaling $367,765 were written off in fiscal 2006.

In December 2005, the Company entered the oil and gas exploration industry through an agreement with Reconnaissance Energy Corp. Under the agreement, the Company agreed to acquire a 20% working interest in an existing recompleted natural gas well and exploration project located in the Ferrier area of west-central Alberta. The consideration for its interest in this project, known as the Chambers Property, was 3,000,000 common shares of the Company at a deemed price of $1.25 per share for total value of $3,750,000. In April 2006, the Company entered into a second agreement on the Chambers Property and agreed to acquire an additional 5% working interest and an 8% Gross Overriding Royalty on a 7% working interest as well as a 30% working interest in another well. This second agreement was with White Max Energy Ltd., and consideration for the additional interests was $475,000 cash. An additional 12 sections of  land was acquired by the Company in the area in calendar 2006.

In March 2006, the Company entered into a second agreement with Reconnaissance Energy Corp. Under this agreement, the Company agreed to acquire a 50% participating interest in a joint venture with Arapahoe Energy Corporation on approximately 30,000 contiguous acres located on the Tsuu T’ina First Nation Reserve southwest of Calgary, Alberta. Under the Agreement, the Company agreed to reimburse Arapahoe one-half of the actual costs incurred and paid by Arapahoe to acquire the leasehold rights and farm-in agreements up to a maximum $2,000,000 net to the Company. Upon completion of its due diligence, the Company agreed to pay Arapahoe $1,000,000 cash as an advance on the reimbursement requirement. The Company also agreed to pay one-half of the cost incurred by Arapahoe for a 3-D seismic program and will drill two test wells to test and core coals for coal-bed methane potential. As consideration of the assignment of the interest by Reconnaissance to the Company, the Company agreed to pay Reconnaissance $375,000 on closing and, if and when an independent engineering report reports proven gas reserves on the property of not less than 3 billion cubic feet or equivalent net to the Company’s 50%, Unbridled will pay Reconnaissance an additional $375,000.

Business Overview

Unbridled Energy is focused on the acquisition of oil and gas exploration properties in Canada and the United States. These properties are classified as both conventional and unconventional oil and gas properties.  The Company’s officers and directors have extensive experience with unconventional oil and gas projects, including coal bed methane, tight gas sand and gas shale. Unbridled is expected to seek to acquire interests in additional properties of these unconventional types.

All of the Company’s operations are currently located in Canada, which include two oil and gas exploration properties in the Province of Alberta. The Company and all of its properties are at the exploration stage. There is no assurance that commercially recoverable oil and gas are present on the Company’s properties, and additional exploration is required before it is determined if the Company’s properties are economically and legally viable.

Operations are not seasonal as the Company can conduct certain exploration on its properties year-round. To date, the Company’s revenue has been limited to interest on its cash balances and limited revenues from condensate obtained during well testing, and therefore it is not currently dependent upon market prices for its operations, nor is it dependent upon any patents, licenses or manufacturing processes. The Company’s operations are dependent upon oil and natural gas leases as well as the terms of option and/or joint venture agreements on those properties. Please see the individual property descriptions below for the details of the Company’s oil and gas projects.

Company Subsidiaries

As of April 30, 2006, the Company had no subsidiaries. During the 4th Quarter of calendar 2006, the Company incorporated Unbridled Energy USA Inc. in the state of Pennsylvania.

Government Regulations

The oil and gas industry is subject to several categories of government regulations. The Company’s operations are materially affected by Environmental Regulations and Oil and Gas Production Royalties.

Environmental Regulations

All of the Company’s oil and gas operations are located in the Province of Alberta. The Company’s operations are primarily subject to the provisions of the Environmental Protection and Enhancement Act (Alberta) and associated regulations. Spilling or otherwise releasing or permitting the release of a substance into the environment, which includes water, land and air, in an amount or concentration or at a rate that may cause a significant adverse effect is prohibited, unless authorized by regulation or by an approval. Where a substance that has caused or may cause an adverse environmental effect is released into the environment, the person responsible for the substance must, as soon as that person becomes aware of the release, take all reasonable measures to remedy and confine the effects and remove or dispose of the substance so as to maximize environmental protection. Any contamination found on, under or originating from the properties may be subject to legislated remediation requirements.

A property owner and/or operator could be required to remove or remediate wastes disposed of or released by prior owners or operators. Failure to comply with these environmental laws and regulations could result in the assessment of administrative, civil or criminal penalties and, in some instances, the issuance of injunctions to limit or cease operations.

Oil and Gas Production Royalties

Any oil and natural gas produced by the Company’s Alberta operations will be subject to both Canadian (Federal) and Alberta (Provincial) regulations. Oil and gas production on Crown lands are subject to Crown royalties which are determined by government regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time the various governments in Canada, including the Federal Government and the Alberta Provincial Government, have established incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced planning projects. Regulations made pursuant to the Alberta Mines and Minerals Act provide various incentives for exploring and developing oil reserves in Alberta. Oil produced from horizontal extensions commenced at least five years after the well was originally spudded may also qualify for a royalty reduction. An 8,000 m3 exemption is available to production from a qualifying well that has not produced for a 24-month period, if resuming production after February 1, 1993. Oil production from eligible new field and new pool wildcat wells and deeper pool test wells spudded or deepened after September 30, 1992 is entitled to a 12-month royalty exemption (to a maximum of $1 million). Oil produced from low productivity wells, enhanced recovery schemes (such as injection wells) and experimental projects is also subject to royalty reductions.

The Alberta government has also introduced a Third Tier Royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 30, 1992. The new oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 30%. The old oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 35%.

In the Province of Alberta, the royalty reserved to the Crown in respect of natural gas production, subject to various incentives, is between 15% and 30%, in the case of new gas, and between 15% and 35%, in the case of old gas, depending upon a prescribed or corporate average reference price. Natural gas produced from qualifying exploratory gas wells spudded or deepened after July 31, 1985 and before June 1, 1988 is eligible for a royalty exemption for a period of 12 months, up to a prescribed maximum amount. Natural gas produced from qualifying intervals in eligible gas wells spudded or deepened to a depth below 2,500 meters is also subject to a royalty exemption, the amount of which depends on the depth of the well.

In Alberta, a producer of oil or natural gas is entitled to a credit on qualified oil and gas production against the royalties payable to the Crown by virtue of the Alberta Royalty Tax Credit (“ARTC”) program. The ARTC program is based on a price-sensitive formula, and the ARTC rate varies between 75%, at prices for oil below $100 per m3, and 25%, at prices above $210 per m3. The ARTC rate is applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from corporations claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate is established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period. In Alberta, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties. Both of these incentives have the effect of increasing the net income of the Corporation.

In August 2006, the Alberta Government made revisions to its royalty programs and tax structure. These changes were made due to the historically high oil and gas prices as well as the determination that the objectives of the programs have now been met. The ARTC program has been eliminated effective January 1, 2007. Four other programs have been revised, including the Deep Gas Royalty Holiday program; the Low Productivity Well Royalty Reduction Program; the Reactivated Well Royalty Exemption Program; and the Horizontal Re-entry Royalty Reduction program. The majority of the changes to these four programs will take effect on September 1, 2007. These changes to the royalty policies are not expected to have a significant effect on the Company’s plans for exploration and development of its Alberta properties, although they may result in higher royalties paid and reduce the net revenue from any future production from wells located in Alberta.

The Company

Oil and Natural Gas Properties

The Company currently has an interest in two properties at the exploration stage. The Company’s properties and its interest in each is as follows:

Chambers Property

The Chambers Property is located in the Ferrier area of West Central Alberta. The Company currently has a 25% Working Interest (“WI”) in 3,840 gross acres (960 net) it has optioned, and  an interest in a further 8,960 gross acres (approximately 3,027.2 net) acquired through land sales. The Company’s WI on the various sections acquired through land sales range from 25% to 50%, with an average of 37%.

R12
R11
R10W5
T42
T41
T40
R12
R11
R10W5

WELL LEGEND

Bottom Hole Locations:

- Location
- Gas
- Abandoned Oil
- Abandoned Gas
- Suspended
- Dry & Abandoned
- Suspended Gas

Surface Hole Locations:

- Directional
- Horizontal

Unbridled Energy Corp

Chambers Area Land Holding

Created in AccuMap™
Product of IHS
Datum: NAD 27
Vol. 16 No. 11, Nov 15 2006
(403) 770-4646

Copyright © 1991-2006

Author: J Wickens
Date: December 14, 2006
File: None
Scale: 1 : 129402
Projection: Stereographic
Center: N52.54353 W115.48350

Scale 1:129402

0 Kilometers 5

0 Miles 3

ham

The Company originally acquired an interest in the property under an assignment agreement with Reconnaissance Energy (“Reconnaissance”). Craig Steinke, President of Reconnaissance, was subsequently named a Director of Unbridled. Reconnaissance assigned to the Company an agreement with White Max Energy Ltd. (“White Max”) dated December 21, 2005 regarding an interest in a Farmout and Participation Agreement on the Chambers Property. Michael O’Byrne, Vice-President of White Max, was subsequently named as Vice-President, Land of Unbridled.

Under the Reconnaissance agreement with White Max, the Company could earn a 20% working interest in an existing well, Chambers 7-18-41-11 W5M; and a 20% working interest in a Test Well Chambers Elkton 3-17-41-11-W5 and land Section 17. The Company must also pay 25% of the cost of drilling, recompleting and abandonment costs on the well. Both interests are subject to a 7.5% Gross Overriding Royalty (“GORR”)  payable to Burlington Resources and a 1% GORR payable to Roy Smith. The Company paid White Max $77,000 for reimbursement of its percentage interests of seismic and completion costs incurred, and issued Reconnaissance 3,000,000 common shares of Unbridled at a deemed value of $1.25 for total consideration of $3,750,000 for the assignment of the agreement to the Company.

Under a separate agreement between the Company and White Max dated April 14, 2006, the Company agreed to acquire from White Max an additional 5% WI in the Chambers Property, as well as an 8% GORR on a separate 7% WI on the existing Chambers 7-18-41-11 W5M well, an additional 5% WI on the Chambers 3-17-4-11-W5 well; a 30% Working Interest in the Test Well Chambers 3-17-4-11-W5, and a 20% Working Interest in the Chambers 14-20-41-11 W5M well. Consideration for this agreement was $475,000 cash paid by the Company to White Max. Michael O’Byrne, Vice-President of White Max, also serves a Vice-President, Land for Unbridled.

During Calendar 2006, the Company also acquired a 37% WI on 12 sections totaling 8,960 gross acres (3,027 net) on the Chambers Property through an Alberta Crown Land Sale at a cash cost of $475,472.

The Company has a 25% Working Interest in the Chambers 3-17-41-11 W5M test well, which was drilled to the depth of 3,349 meters. The well is classified as a tight gas sands well, and has been cased and completed in multiple formations for natural gas and condensate production. It is anticipated the well will be tied-in and production commencing by May 2007. Reserve estimates will be prepared at that time. The work to complete the well in additional zone(s) and a pipeline and facilities is budgeted at $800,000 and will be funded from cash currently on hand.

The Chambers 7-18-41-11 W5M well was drilled on the property prior to the Company acquiring its interest. It is currently shut-in as a potential gas well, although the Company and its partners plan to workover this well and, if proven to be productive, tie-in to a new pipeline in conjunction with the start of production of the 3-17-41-11 well.

The Company and its partners are in the process of licensing 2 additional wells on the property. The Company will have a 37% WI in these new wells, with the first anticipated to spud in February 2007, subject to drill equipment availability and surface access and conditions. Unbridled and its partners have also concluded independent petrophysical studies over several Townships in the Chambers/Ferrier area and have acquired a total of approximately 140 square miles of 3D seismic data. This data will be used to identify additional drill targets on the Company’s current property interests as well as nearby acreage for possible acquisition and exploration.

The Company estimates the workover of the previously drilled well as well as drilling, completing and hookup of the new well on the property will cost the Company $2,450,000 for its 37% WI on these wells.

Tsuu T’ina First Nation Reserve Project

The Tsuu T’ina property is located on the Tsuu T’ina First Nation Reserve, southwest of and adjacent to the city limits of Calgary, Alberta. The Company has the right to earn a 50% working interest in approximately 30,000 contiguous acres.

The right to earn a 50% WI was acquired by the Company through a assignment and assumption agreement with Reconnaissance Energy dated March 31, 2006. Reconnaissance assigned to the Company the right to earn the interest in the property through an agreement it had signed with Arapahoe Energy (“Arapahoe”), a non-related party, dated March 3, 2006. Under that agreement, the Company could acquire a 50% working interest in leasehold rights and farm-in agreements on the petroleum and natural gas rights held by Arapahoe by:

a)

Reimbursing Arapahoe for 50% of the actual costs incurred and paid by Arapahoe to acquire or farm-in the acreage up to a maximum gross amount of $4,000,000 ($2,000,000 net to Unbridled). Upon completion of its due diligence, Unbridled would pay $1,000,000 to Arapahoe in the form of an advance on the required reimbursement;

b)

the Company will assume and pay 50% of the actual cost incurred by Arapahoe on the 3-D seismic program initiated by Arapahoe which was estimated to cost approximately $2,900,000 ($1,450,000 net to Unbridled);

c)

the Company will fund and drill two wells to test and core the Horseshoe Canyon coals present on the property for the purposes of testing for Coalbed Methane potential;

d)

Upon completion of the above requirements, the Company will either:

i)

pay Arapahoe any balance owing for the reimbursement of property costs to a maximum of $1,000,000; or

ii)

Pay Arapahoe’s share of drilling costs incurred by Arapahoe with respect to joint wells drilled by Unbridled and Arapahoe on the project subsequent to the Company funding and drilling the 2 Horseshoe Canyon coals test wells. The payments will be such an amount paid until the costs paid equals the balance owed by Unbridled to Arapahoe for the reimbursement of property costs.

Once the above conditions have been met, the Company will have earned a 50% WI in the property, and the Company and Arapahoe will be equal participants in the project which will be subject to a non-convertible overriding royalty payable to Tsuu T’ina Energy Co. of 3.5%, and a 3% non-convertible overriding royalty payable to Owl Energy Ltd. The entire area contained within the Tsuu T’ina lands of approximately 69,000 acres will be an Area of Mutual Interest (“AMI”) of 50-50 between Arapahoe and Unbridled. This AMI will terminate one year following either the rig release date of the last drilled test well, or December 31, 2007, whichever is later.

Under the agreement with Reconnaissance, the Company paid Reconnaissance $375,000 cash for the assignment of the Arapahoe agreement. Craig Steinke, President of Reconnaissance, was subsequently named a Director of Unbridled.

R5
R4
R3
R2
R1W5
T25
T24
T23
T22
Shell Jumping Pound Plant
1 Square Mile
CITY OF CALGARY
TSUU T'INA FIRST NATION
Planned 3-D
12-13
AAO-CTT Lands (AAO 19.25%)
Owl Block (AAO 50%)
AAO 75%
AAO 100%

le meRPT MAP Datum: NAD 27 Projection: Stereographic Center: N51 01352 W114 35201 Created in AccuMap™, a product of IHS Energy

The property has both conventional natural gas potential, primarily from the Cretaceous, Mississippian, and Devonian groups, but also Coalbed Methane (“CBM”) potential from the Horseshoe Canyon formation. The CBM potential is the primary focus of exploration on the project.

The Company has completed the two CBM test wells as required under the agreement with Arapahoe. These wells, 4-30-23-3W5M and 9-21-23-3W5M, were drilled to evaluate the natural gas potential from the Horseshoe Canyon coals and the Edmonton sands. A third test well, 11-11-23-4W5M, was also drilled for additional testing, but was unsuccessful due to faulting.

Testing of the test wells determined that 8 coal seams were present in the 4-30-23-3W5M well, which were dry and void of water. Based upon these positive results, the Company performed stimulation of these wells for flow testing of natural gas. The 9-21-23-3-3W5M well stimulated CBM formations in 24 perforated intervals, and the 4-30-23-3-3W5M well stimulated CBM formations in 15 perforated intervals. Both wells are flaring gas during an extended flow test. It is anticipated that the Edmonton Sands will be completed in the future, and then commingled with the CBM for final flow tests.

Based upon the three test wells, coals are estimated to be present on 20 sections of the project. If the flow tests indicate favorably for production, the Company anticipates drilling additional wells as part of a long-term development program on the property. An active 5-inch natural gas pipeline crosses the property has excess capacity for transmission to a gas plant located approximately 10 miles north of the project boundary.

The Company has paid Arapahoe $1,000,000 as the advance on reimbursement, $1,399,335 for seismic, drilling and casing, and $940,000 in drilling costs for a total of $3,339,335.

In addition to the funds spent on acquisition of its 50% WI, the Company has spent approximately $1,700,000 on the drilling, completion and testing of the CBM test wells. For the remainder of fiscal 2007, the Company has budgeted an additional $50,000 for the interpretation of the 3-D seismic data.

Acquisition of Additional Oil and Gas Properties

The Company is currently investigating the acquisition of additional unconventional oil and gas exploration projects.

OHIO

Under a Letter of Intent (“LOI”) between the Company and Lodge Energy dated December 14, 2006 over the Madison Project, the Company paid Lodge US$40,000 for an option consisting of 45 days to purchase 15,000 acres of leases held by Lodge in Scioto and Pike Counties, Ohio. If Unbridled determines it will purchase the leases, it will pay Lodge US$50 per net acre. Lodge will retain a 3% Overriding Royalty on the first 10,000 acres, and a 2% Overriding Royalty on the next 5,000 acres.

If Unbrided or any affiliates intend to acquire any additional leases in Scioto and Pike Counties (the “AMI”), Unbridled must give prior written notice of such intention to Lodge, and Lodge, if within 21 business days of Unbridled giving such notice, Lodge:

Responds in writing to Unbridled to advise that Lodge

(a)

responds in writing to Unbridled to advise that Lodge intends expeditiously to pursue the acquisition of such lands and does in fact do so, then Unbridled will not pursue the acquisition of such lands until such time Unbridled, based on reasonable inquiries, has determined that Lodge has ceased to make commercially reasonable efforts to do so; and

(b)

fails to respond in writing to Unbridled to advise that Lodge intends expeditiously to pursue the acquisition of such lands, or does so respond, but fails to in fact expeditiously to pursue the acquisition of such lands, then Unbridled will be free to pursue and complete the acquisition of such lands, and any such lands subsequently acquired by Unbridled will not be otherwise subject to this Letter Agreement;

Lodge also grants Unbridled the right of first refusal to purchase any additional leases acquired by Lodge or Lodge’s affiliates within the AMI, which Unbridled will be entitled to acquire on terms substantially similar to terms of the proposed agreements above, provided that the price per net acre payable by Unbridled for any such lands will be at Lodge’s cost plus a maximum US$10 bonus per acre to Lodge and will not exceed US$50 per acre, without both parties approving. If Unbridled exercises its right of first refusal, it will grant a 2% Overriding Royalty to Lodge on all such leases acquired within the AMI.

Lodge will have an option to purchase up to a 10% working interest in any unconventional gas wells developed by Unbridled on leases acquired by Unbridled within the AMI provided that Lodge must exercise such options by notice in writing to Unbridled after the drilling of the 10th well and, in each case, within 30 days of Unbridled giving notice to Lodge of the proposed well(s). The terms of the WI Option are as follows

(a)

Each written notice from Lodge giving notice of its intention to elect to exercise the WI Option must be accompanied by an option payment equal to 10% x U.S.$50 per acre x the actual leased acreage then in the Unbridled land position within the AMI;

(b)

Lodge to have no rights to the first 10 wells;

(c)

Unbridled to have a right for first refusal to purchase Lodge's interest in any wells;

(d)

After election and payment of acreage monies to Unbridled, Lodge will participate in all wells at cost on an IN or OUT basis;

(e)

Unbridled will give notice of proposals to drill a well or groups of wells, provided that each proposal of which Unbridled gives notice in connection with the WI Option will be limited to a maximum of 10 wells;

(f)

Lodge to be allowed 4 Non-elections. Upon the 5th Non-election by Lodge, all rights to the future working interest will be forfeited.

Unbridled intends to partner with HH Allegiance Energy Fund LLC (“Allegiance”) for a 50% working interest in this agreement with Lodge, and Allegiance paid 50%, or $20,000, of the initial payment. Both Unbridled and Lodge verbally agreed to extend the option period until Unbridled completes its due diligence review, which is expected by March 31, 2007. Devonian shares are the primary exploration targets on these leases, although other formations with oil and gas potential are believed to occur on the leases as well.

In addition to the option on the Ohio project as discussed above, the Company is also in negotiations with an arms-length vendor to acquire a tight gas sands exploration and production project in the Appalachian Basin. The closing of these acquisitions is subject to a number of conditions, including the negotiation of a suitable price, successful completion of due diligence, and all necessary regulatory approvals. The acquisition of an interest in these projects is estimated to cost approximately $1,750,000 before any work commitments.

Mineral Properties

The Company formerly operated in the mineral exploration sector. The Company had an option agreement on the Kettle Property located in southern British Columbia, Canada. The property consisted of 16 contiguous mineral claims covering approximately 2,300 hectares. The Company had an option to earn a 100% interest in the property, subject to a 2.5% Net Smelter Royalty (“NSR”).

The Kettle Property had a favorable geological setting for the presence of porphyry, hydrothermal vein and skarn mineralization. Metals known to occur on the property included gold, silver, lead and zinc, as well as copper and tungsten in trace to minor amounts. The Company commenced Phase 1 exploration in May 2005, which included line cutting and soil and rock geochemical surveys, followed up by trenching. Results of Phase I were disappointing, and the Company’s geological consultant recommended no further work be conducted on the property. In December 2005, management decided to terminate its option on the Kettle Property and the capitalized acquisition and exploration costs totaling $367,765 were written off in the fiscal year ended April 30, 2006.

Item 5.  Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (C$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as disclosed in Note 10 to the financial statements.  The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.12 as of April 30, 2006 and was $1.14 as of November 30, 2006.

The Company has since inception financed its activities through the distribution of equity capital.  The Company anticipates having to raise additional funds by equity issuance in the next several years, as all of the Company’s oil and natural gas properties are at the exploration stage. The timing of such offerings is dependent upon the success of the Company’s exploration programs as well as the general economic climate.

Results of Operations

Six Months Ended 10/31/2006 vs. Six Months Ended 10/31/2005

During the six month period ended October 31, 2006, the Company acquired an additional percentage interest in the Chambers Property as well as continuing exploration on both the Chambers and Tsuu T’ina projects.

The net loss for the period ended October 31, 2006 was ($1,035,284), or ($0.05) per share, compared to a loss of ($51,783), or ($0.01) per share in the period ended October 31, 2005. The larger loss was due to a greater level of corporate activity in the current period as the Company had 2 oil and gas exploration projects in the current year’s period. The largest component of the loss was Stock-based Compensation of ($376,507) which was due to the granting of 850,000 stock options to officers and directors. Other expenses included Consulting Fees of ($96,643) which was related to the new focus on oil and gas exploration; Investor Relations Fees of ($86,948) and Advertising and Promotion of ($50,647) as the Company endeavored to inform the investment community of its new operations; Office, Rent, Telephone and Supplies of ($98,074) as the Company opened a new office in Calgary; Management and Administration Fees of ($32,800) and Payroll of ($38,268) due to the addition of additional personnel; Legal Fees of ($185,327), and Regulatory and Transfer Agent Fees of ($45,229), which were related to the acquisition and approval by the TSX Venture Exchange of the additional interests in the Chambers project as well as equity financings arranged during the period.

Year Ended 4/30/2006

During the year the Company completed its Phase I exploration program on the Kettle property and determined the results did not warrant further exploration. Therefore, it abandoned the property and wrote-off all capitalized acquisition and exploration expenditures. Interests in two oil and gas properties, the Chambers and Tsuu T’ina properties, were acquired and exploration commenced on both properties.

The net loss for the year was ($717,289), or ($0.08) per share, compared to a net loss of ($62,476), or ($0.01) per share, in the prior year. The largest components of the net loss were Write-off of Mineral Property Costs of ($367,765) which was the entire capitalized acquisition and exploration expenditures on the Kettle Property, and the Loss on Disposal of Equipment of ($5,275) which was related to the sale of mineral exploration equipment which was no longer required by the Company.

Expenses totaled ($344,249) compared to ($87,130), with the higher expenses in the current year due to an increase in corporate activity related to the acquisition of the oil and gas exploration projects. Large expense items include Stock-based Compensation of ($149,875) due to the grant of 650,000 stock options to officers and directors; Office and Miscellaneous of ($18,953) and Management Fees of ($40,000) as the Company increased its corporate activity with the acquisition of the oil and gas properties; Legal Fees of ($73,174) were higher in the current year due to the negotiation and acquisition of the oil and gas properties as well as the sale of common stock during the year; Regulatory and Transfer Agent Fees of ($25,342), which were related to the acquisition and approval by the TSX Venture Exchange of the new oil and gas projects as well as equity financings conducted during the year.

Year Ended 4/30/2005

During the year the Company completed its initial public offering through the sale of 2,400,000 common shares at a price of $0.25 per share for gross proceeds of $600,000. Upon the close of the offering, management began to plan the Phase 1 exploration program on the Kettle Property.

The net loss for the year was ($62,476), or ($0.01) per share.  Expenses totaled ($87,130). Management Fees were ($30,000) which were paid under the Company’s management contract with Max Investments for the services of Christopher Dyakowski, President. Professional Fees totaled ($25,000), which included audit and accounting fees as well as legal fees related to the Company’s Initial Public Offering. Stock-based Compensation totaled ($22,385), as the Company granted 744,166 stock options during the year. Regulatory and Transfer Agent Fees were ($6,114) as the Company engaged its initial transfer agent for its Initial Public Offering. Other expenses included Office and Miscellaneous of ($2,783), Advertising and Promotion of ($711), and Bank Charges and Interest of ($137). The Expenses for the year were partially offset by Future Income Tax Recovery of $24,654

Year Ended 4/30/04

During the year the Company optioned the Kettle Property in British Columbia. A helicopter-airborne electromagnetic and magnetometer survey over the entire property was completed in January and February 2004, which was designed to identify exploration targets for Phase 1 exploration.

The loss for year was ($46,881), or ($0.01) per share. Expenses totaled ($22,227), with the largest expense in Management Fees of ($15,000) for the services of President Christopher Dyakowski. Professional Fees were ($3,014), and Property Evaluation was ($3,358) as management expended funds in the search for a mineral exploration project. Other expenses included Advertising and Promotion of ($667), Office and Miscellaneous of ($158), and Bank Charges and Interest of ($30). Future Income Tax Expense was ($24,654) which contributed to the net loss.

Liquidity and Capital Resources

The Company’s working capital position as of the end of the most recent fiscal year at April 30, 2006 was $1,688,082. As of July 31, 2006, the end of the first quarter of fiscal 2007, the working capital position was $1,258,918. Subsequent to the end of the first quarter, the Company completed the private placement of 400,000 units at a price of $1.10 per unit for proceeds of $440,000.

The Company also announced its intention to offer, by way of private placement, 9,231,000 common share units and 5,715,000 flow-through common shares for gross proceeds of approximately $10,000,000. As of December 13, 2006, the Company had completed the first tranche of this placement, consisting of 5,326,000 units at $0.65 per unit for gross proceeds of $3,461,900, and 2,988,086 flow-through common shares at a price of $0.70 per flow-through common share for gross proceeds of $2,091,660.20. Each unit consisted of one common share and one common share purchase warrant, with each warrant exercisable into one common share at a price of $1.00 per share until November 2, 2008. If during the term of the warrants, the price of the common shares of the Company trade above CDN$2.00 for more than 20 consecutive trading days, then the Company, at its option, will be entitled to accelerate the expiry of the warrants so that they will terminate 30 calendar days after the date the Company exercises its acceleration option. In connection with the offering, the Company paid Finders’ fees of $274,577.21 in cash, 151,720 units and 558,466 broker warrants to Canaccord Capital and Haywood Securities. Each broker warrant is exercisable for at a price of $0.70 until November 2, 2008, and contains the same acceleration conditions as the unit warrants.

Since inception at October 6, 2003, the Company has financed its operations through the issuance of common shares. The following common share issuances have been conducted since inception.

Fiscal Year	Type of Share Issuance	Number of Common Shares Issued	Price	Total Value/ Proceeds

2004	Incorporation	1	$ 1.00	$ 1
	Private Placement	2,999,999	$ 0.01	30,000
	Private Placement	916,666	$ 0.075	68,750
	Private Placement	1,525,000	$ 0.10	152,500

2005	Property Acquisition	100,000	$ 0.10	$ 10,000
	Initial Public Offering	2,400,000	$ 0.25	600,000
	Agent’s Commission	30,000	N/A	N/A

2006	Property Acquisition	3,000,000	$1.25	$3,750,000
	Private Placement	4,957,500	$0.425	$2,106,938
	Warrant Exercise	240,000	$0.25	$60,000

2007	Private Placement	7,700,000	$1.05	$8,085,000
To Date	Private Placement	5,501,000	$0.65	$3,575,650
	Private Placement	3,931,800	$0.70	$2,752,260
	Private Placement	400,000	$1.10	$440,000
	Finder’s Fees	151,720	N/A	N/A
	Warrant Exercise	2,500	$0.80	$2,000

Management estimates its General and Administrative costs to be approximately $100,000 per month, or $1,200,000 per year. For its current projects, the Company has budgeted approximately $4,250,000 for work either performed or to be performed on the Chambers Property, and $1,750,000 for the Tsuu T’ina project. It has also estimated the potential acquisition of new interests in projects in the United States will cost $1,750,000. If the Company is successful in acquiring an interest in these new projects, it estimates first phase work programs on these projects will require approximately $2,325,000.

The Company will require additional funding in order to meet its current and anticipated cash requirements for its fiscal 2007 work programs and possible property acquisitions. In December, the Company completed the first tranche of a private placement by selling 5,326,000 units and 2,988,086 flow-through common shares for total gross proceeds of $5,553,560. In February 2007, the Company completed the second and third tranches of this placement by selling an addition 943,714 flow-through common shares and 175,000 units for proceeds of $774,350.

If the Company is unable to raise additional funds during the current fiscal year, management has determined the funds on hand will be sufficient to complete certain work on the Chambers property, including the completion and tie-in the 3-17-41-11-W5 well to begin production beginning in calendar 2007.

Six Months Ended 10/31/2006

The Company’s working capital as of October 31, 2006 was  ($1,505,659). Operating Activities in the period used cash of ($103,017), with the Net Loss of ($1,035,284) partially offset by the non-cash items of Stock-based Compensation of $376,507, and increase in Accounts Payable and Accrued Liability of $613,106, while Goods and Services Tax (“GST”) Receivable, a tax for which the Company is eligible under certain incentive programs for a rebate, used cash of ($2,753) and decrease in Due to Related Party used cash of ($5,000). Investing Activities used cash of ($9,204,490), with the Acquisition of Oil and Gas Properties using cash of ($2,292,487) and Exploration on Oil and Gas Properties using cash of ($6,912,003). Financing Activities provided cash of $6,669,526, with Proceeds of from the Issuance of Common Shares providing cash of $8,537,000, while Share Subscriptions previously received reduced cash by ($1,428,650) and Share Issuance Costs using cash of ($438,824).

8,115,000 common shares were issued during the six month period, which included 7,700,000 common shares issued pursuant to a private placement of units and shares at $1.05 each for proceeds of $8,085,000, 400,000 shares issued pursuant to a private placement at $1.10 for proceeds of $440,000, and 15,000 common shares issued pursuant to the exercise of warrants for proceeds of $12,000. . The Company’s cash position at the end of the period was $139,946, a decrease of $2,637,981.

Year Ended 4/30/2006

Working capital totaled $1,688,082 as of April 30, 2006. Operating Activities provided cash during the year of $882,017. The net loss of ($717,289) was offset by adjustments including Stock-based Compensation of $149,875, Write-off of Mineral Property Costs of $367,765, and Loss on Disposal of Equipment of $5,275. Large Changes in Non-cash Working Capital items included an increase in Accounts Payable of $1,113,190, and increase in Due to Related Parties of $2,325. GST Receivable used cash of ($27,248), while an increase in Prepaid Expenses used cash of ($11,876). Investing Activities used cash of ($2,205,152), which included Acquisition of Oil and Gas Properties of ($1,972,125), Mineral Property Costs of ($219,756), and Acquisition of Equipment of ($13,271). Financing Activities provided cash of $3,590,402, with Proceeds from Issuance of Common Shares providing cash of $2,154,752, Share Subscriptions providing cash of $1,428,650, and Proceeds from Disposal of Equipment providing cash of $7,000. Cash at the end of the year was $2,777,927, an increase of $2,267,267.

During the year, the Company issued a total of 8,197,500 common shares: 3,000,000 were issued pursuant to property acquisition agreements at a deemed price of $1.25 per share for a deemed value of $3,750,000; 4,957,500 were issued pursuant to a private placement at $0.425 for proceeds of $2,106,938; and 240,000 common shares were issued pursuant to the exercise of warrants at $0.25 for proceeds of $60,000.

Year Ended 4/30/2005

The Company’s working capital totaled $497,206 as of April 30, 2005. Operating Activities used cash of ($53,196). In addition to the year’s net loss of ($62,476), non-cash charges included Future Income Tax Expense of ($24,654), Stock-based Compensation for grant of stock options of $22,385, decrease in GST Receivable of $796, and an increase in Accounts Payable and Accrued Liabilities of $10,753. Investing Activities used cash of ($18,003), with the entire amount attributed to Mineral Property Costs related to the Kettle Property. Financing Activities provided cash of $469,940, all related to Proceeds from Issuance of Common Shares. Cash at the end of the year was $510,660, an increase of $398,741.

During the year, the Company issued a total of 2,530,000 common shares. 2,400,000 common shares were issued pursuant to the Company’s Initial Public Offering at a price of $0.25 per share for gross proceeds of $600,000; 30,000 common shares were issued for Agent’s Commission related to the IPO; and 100,000 common shares were issued pursuant to the option agreement on the Kettle Property at a deemed price of $0.10 per share.

Twelve Months Ended 4/30/04

The Company was incorporated on October 6, 2003, and working capital totaled $110,014 as of April 30, 2004. Operating Activities used cash of ($20,322). The Net Loss was ($46,881), which was partially offset by Future Income Tax Recovery of $24,654. Non-cash charges included increases in GST Receivable of ($8,624) and Accounts Payable and Accrued Liabilities of $7,854, and Amounts Due to Related Parties of $2,675. Investing Activities used cash of ($119,010), with the entire amount attributed to Mineral Property Costs for amounts expended on the Kettle Property. Financing Activities provided cash of $251,251, all from Proceeds from the Issuance of Common Shares. Cash at the end of the period totaled $111,919.

During the year, the Company issued 5,441,666 common shares. 1 common share was issued in the Company’s original incorporation for proceeds of $1; 2,999,999 common shares were issued as seed stock at $0.01 per share for proceeds of $30,000; 916,666 were issued in a private placement at $0.075 per share for proceeds of $68,750; and 1,525,000 common shares were issued in a private placement at $0.10 per share for proceeds of $152,500.

US GAAP Reconciliation with Canadian GAAP

Mineral Property Costs

Under Canadian GAAP, acquisition costs including staking costs are capitalized.  In accordance with EITF 04-2 under US GAAP, acquisition costs only are considered tangible assets and are capitalized.  The capitalized acquisition costs are reviewed by management for impairment whenever circumstances change which could indicate that the carrying amount of these assets may not be recoverable based on proven and probable reserves. Under Canadian GAAP, exploration expenditures include all direct and indirect exploration activities and are capitalized.  Under US GAAP, exploration expenditures include only direct exploration activities and are expensed as incurred unless commercial feasibility is established.

Net Earnings per Share and Escrow Shares

Under US GAAP, performance-based escrow shares are considered to be contingently issuable until the performance criteria has been satisfied and are excluded from the computation of the weighted average of shares outstanding. The Company's escrow shares are not performance-based and therefore no adjustments have been made to the calculation of loss per share.

Flow-through Shares

Under US GAAP, proceeds from the issuance of flow-through shares are allocated amongst the fair value of the stock issued and the price the investor pays.  The difference between the fair value and the price paid is recognized as a liability for accounting purposes.  The liability is relieved and the corresponding future tax liability is recorded when the Company renounces its exploration expenditures to the flow-through share investors.

The reader is advised to consult Unbridled’s audited annual financial statements for the year ended April 30, 2006, particularly Note 10, for quantification of the differences.

Variation in Operating Results

The Company derives interest income on its bank deposits, which depend on the Company's ability to raise funds.

Management periodically, through the exploration process, reviews results both internally and externally through resource industry professionals.  Decisions to abandon, reduce or expand exploration efforts is based upon many factors including general and specific assessments of resource deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future commodity prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labor and capital costs.  There cannot be a pre-determined hold period for any property as geological or economic circumstances render each property unique.

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as noted in Note 10 to the financial statements.  The value of the Canadian Dollar in relationship to the US Dollar was $1.17 as of March 1, 2007.

Research and Development

The Company conducts no Research and Development activities, nor is it dependent upon any patents or licenses.

Trend Information

The Company knows of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s operations or financial condition.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

Table No. 5

Contractual Obligations

As of December 1, 2006

Payments Due by Period
Contractual Obligations as of January 1, 2007	Total	Less than 1 year	1- 3 years	3 -5 years	More than 5 years

Long Term Debt Obligations	None	None	None	None	None
Capital Lease Obligations	None	None	None	None	None
Operating Lease Obligations	$1,071,648	$146,400	$292,800	$316,224	$316,224
Purchase Obligations	None	None	None	None	None
Other-Long Term Liabilities Reflected on the Balance Sheet	None	None	None	None	None
Total	$1,071,648	$145,400	$292,800	$316,224	$316,224

Operating lease obligations consist of amounts due under an office lease for the Company’s executive offices in Calgary.

Item 6.  Directors, Senior Management and Employees

Table No. 6 lists, as of 2/22/07, the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  All Directors are citizens of Canada except Joseph H. Frantz, Jr., who is a citizen of the United States.

Table No. 6

Directors

Name	Age	Date First Elected/Appointed
Christopher Dyakowski	54	October 6, 2003
Joseph H. Frantz Jr.	47	October 17, 2006
J. Michael Gatens	48	October 23, 2006
Robert Mummery	61	February 23, 2006
Daniel O’Byrne	47	March 17, 2006
William Schmidt	65	October 6, 2003
Craig Steinke	48	October 17, 2006

Table No. 7 lists, as of 2/22/07, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens of Canada except Joseph H. Frantz ,Jr., who is a citizen of the United States.

Table No. 7

Executive Officers

Name	Position	Age	Date of Appointment
Joseph H. Frantz Jr.	President and CEO	47	September 22, 2006
Susan Wong	Chief Financial Officer	58	August 23, 2004
Michael O’Byrne	Vice-President, Land	46	August 15, 2006
Robert Pryde	Vice-President, Exploration	49	August 15, 2006
Carmen Etchart	Corporate Secretary	40	May 15, 2006

Joseph H. Frantz Jr., of Pittsburgh, Pennsylvania, is President, CEO and a Director of Unbridled. He was named President and CEO in September 2006 and Director at the Company’s meeting of shareholders held on October 17, 2006. Mr. Frantz has worked in the oil and gas field for 24 years, with 18 years specializing in unconventional oil and gas, including coalbed methane, shale gas, and tight gas. His work has included project management, exploration and development project evaluation, well test and production data analysis, reservoir stimulation, reserves studies, hydraulic fracturing, and horizontal well evaluations. Prior to joining the Company, he was a consulting and solutions manager for Schlumberger Data and Consulting Services, where he helped lead projects on several emerging U.S. shale gas projects, and was operations manager of the Holditch-Reservoir Technologies Consulting Services Pittsburgh office where he primarily focused on the dissemination of evaluation practices on shale reservoirs. While at Holditch, he participated in studies on shale reservoirs in the United States as well as studies on coal bed methane and tight gas sands reservoirs in North America and internationally. From 1990 to 1997, he was a consultant for S.A. Holditch & Associates as a senior petroleum engineer and later Vice-President and division manager of the Pittsburgh office. From 1982 to 1990, he worked for Getty Oil and Texaco in several capacities, including senior petroleum engineer. Mr. Frantz is a registered petroleum engineer, and an active member of the Society of Petroleum Engineers (“SPE”) where he has served on many SPE committees and a former Chairman of the Pittsburgh Petroleum section. He received his Bachelor of Science degree from Pennsylvania State University in 1981 in petroleum and natural gas engineering. Mr. Frantz devotes 100% of his time to the Company’s affairs.

Susan Wong of Coquitlam, British Columbia was named Chief Financial Officer in August 2004. She has been a member services representative of VanCity Credit Union since 1986, during which time she has been responsible for directing member’s investments and financial planning. She currently serves as Chief Financial Officer for several public companies, including Santa Cruz Ventures, Saturn Minerals, and Sutcliffe Resources, all mineral exploration companies listed on the TSX Venture Exchange. Ms. Wong currently spends 5% of her time on Company affairs.

Michael O’Byrne, of Calgary, Alberta, was named Vice-President, Land in August 2006. Mr. O’Byrne has been active in the oil and gas industry for more than 12 years as a Landman, Land Manager, and as Vice-President of Land. His work has included oil and gas acquisitions and divestitures and the preparation of joint-venture documentation. He currently serves as a Director and Principal of White Max Energy Ltd., a private oil and gas production company. He was a founding shareholder and former principal and officer of Golden Eagle Energy, a private oil and gas exploration and production company, and is the past President of OMJ Land Services Ltd., a provider of administrative services to the oil and gas industry. Since 2003, he has served as a Director of Storm Cat Energy, a publicly-held unconventional oil and gas exploration and production company whose shares are traded on the TSX and American Stock Exchanges. Mr. O’Byrne devotes approximately 100% of his time to the Company’s affairs.

Robert Pryde, of Calgary, Alberta, was named Vice-President, Exploration in August 2006. Mr. Pryde is a petroleum geologist who obtained his Bachelor of Science in Geology from the University of Calgary in 1982 and is a member of the Canadian Society of Petroleum Geologists, the American Association of Petroleum Geologists, the Association of Professional Engineers, Geologists, and Geophysicists of Alberta, and the Geological Society of America. From 2004 until joining the Company, he was a Geological Advisor to Encana Corporation’s Unconventional Natural Gas Group, with particular emphasis on gas shales and coal bed methane in Western Canada. He reviewed and vetted technical aspects of unconventional projects, and set budgets and staffing levels. From 2001 to 2004, he was an Exploration Manager with Tom Brown Resources, and prior to joining Tom Brown he was a Group Leader/Senior Exploration Geologist with Alberta Energy, a Senior Exploration Geologist with Norcen Energy and with Gulf Canada Resources Ltd. Mr. Pryde devotes approximately 100% of his time on the Company’s affairs.

Carmen Etchart, of Surrey, British Columbia, was named Corporate Secretary in May 2006. Ms. Etchart has a background in administration and event planning & execution. For the past 20 years, she has worked in a variety of industries in Canada and Internationally including manufacturing, event planning, fundraising, auto wholesale, public service, construction and property management.  Ms. Etchart devotes approximately 60% of her time on Company affairs.

Christopher Dyakowski of Vancouver, British Columbia, is a Director of the Company since its inception on October 6, 2003, and served as the President and CEO from inception until September 22, 2006. Mr. Dyakowski is a professional Geoscientist and holds a Bachelor of Science Degree (Geology) from the University of British Columbia which he obtained in 1975. He has been a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia since 1992. He is President of Max Investments, a private investment company, President of San Marco Resources, a private mineral exploration Company, a former officer and director of Storm Cat Energy, a publicly-held unconventional oil and gas exploration and production company whose shares are traded on the TSX and American Stock Exchanges, and a former officer and director of San Telmo Resources, a conventional oil and gas exploration and production company which was traded on the TSX Venture Exchange and the OTCBB. He spends approximately 50% of his time on Company business.

J. Michael Gatens, of Calgary, Alberta, was named as a Director of the Company 1n October 2006. He is currently Chairman and Advisor at Quicksilver Resources Canada Inc, (formerly MGV Energy) an unconventional coalbed methane natural gas exploration and development company that is a wholly-owned subsidiary of Quicksilver Resources Inc, a publicly traded company listed on the NYSE. He is Past-Chairman of the Canadian Society for Unconventional Gas and serves on the Canadian Association of Petroleum Producers Board of Governors. He also served on the Alberta Government Mult-Stakeholder Advisory Committee for natural gas from coal development. Mr. Gatens was employed by S.A. Holditch & Associates and was director and vice-president of the Eastern U.S. Division before founding MGV Energy in 1997. He received his B.S. and M.S. degrees in Petroleum Engineering from Texas A&M University, and is a registered professional engineer and a member of the Association of Professional Engineers, Geologists, and Geophysicists of Alberta. He served on the Board of the Petroleum Technology Transfer Council from 1994 to 2003. He was also named a Distinguished Member of the Society of Petroleum Engineers in 2000 and served on the SPE International Board from 1995-97. Mr. Gatens devotes approximately 10% of his time to the Company’s affairs.

Dr. Robert Mummery, of Calgary, Alberta, was appointed a Director in February 2006. Dr. Mummery received a BSc (Hons) in Geology from the University of Western Ontario in 1968 and a PhD in Geology from McMaster University in 1973. Dr. Mummery is a registered Professional Geologist in the Province of Alberta and member of several technical societies including the American Association of Petroleum Geologists (“AAPG”), Canadian Society of Petroleum Geologists, and the Canadian Society of Exploration Geophysicists. He is the Executive Director of the Canadian Geoscience Council and on the Advisory Board of the AAPG. Dr. Mummery is currently Vice-President Exploration and one of the original founders of Golden Eagle Energy Inc., a private oil and gas exploration and production company in Western Canada. Prior to co-founding Golden Eagle, he established Almandine Resources Inc., an oil and gas consulting company. Dr. Mummery has also worked in a variety of management, senior technical and advisory roles for several Canadian oil and gas exploration and production companies and the Government of Canada. He also serves as a director of Altima Resources, a public oil and gas exploration company traded on the TSX Venture Exchange. Dr. Mummery devotes approximately 10% of his time to the Company’s affairs.

Daniel O’Byrne, of Calgary, Alberta, was named a Director of the Company in March 2006. He is currently executive vice-president, operations and COO of Provident Energy Trust, a public company whose trust units are traded on the TSX and the NYSE. Prior to joining Provident, he was vice-president, technical services for Nexen Inc from 2001 to 2005; vice-president, technical services for Canadian Occidental/Wascana Energy from 1998 to 2001, and vice-president, operations Yemen for Canadian Occidental from 1997 to 1998. He received a Bachelor of Science in Petroleum Engineering from the University of Alberta and an MBA from the University of Western Ontario. He is a member of the Association of Professional Engineers, the Geologists and Geophysicists of Alberta, and is a former director of the Petroleum Technology Research Centre and a past chair of the Canadian Oil Sands Network for Research and Development. Mr. O’Byrne devotes approximately 10% of his time to the Company’s affairs.

William E. Schmidt, of Vancouver B.C., has served as a Company Director since the founding in October 2003. Mr. Schmidt is a barrister and solicitor in British Columbia. He serves as an officer and Director of several other public companies, including as a Director of Clifton Star Resources, a mineral exploration company listed on the TSX Venture Exchange; Secretary of Equus Energy, a junior oil and gas company listed on the TSX Venture Exchange; a director of Santa Cruz Ventures, a mineral exploration company listed on the TSX Venture Exchange; Secretary and Chief Financial Officer of Carat Exploration Inc., a mineral exploration company listed on the TSX Venture Exchange; and a Director and Chief Financial Officer of Exchequer Resources, a mineral exploration company listed on the TSX Venture Exchange. Mr. Schmidt devotes approximately 5% of his time to the Company’s affairs.

Craig Steinke, of White Rock, British Columbia, was appointed a Director of the Company in October 2006. He is the founder and President of Reconnaissance Energy Corporation, a private oil and gas property acquisition and corporate finance company which specializes in initiating and developing successful unconventional natural gas exploration and production companies. He is a founder and past Chairman of Storm Cat Energy, a public unconventional oil and gas exploration and production company traded on the TSX and American Stock Exchange. He has founded and served as Chief Executive Officer and Director of various Canadian junior oil and gas exploration and production companies; both publicly and privately held. Mr. Steinke devotes approximately 50% of his time to the Company’s affairs.

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he was selected as a Director or Executive Officer. No members of the Board of Directors are related, although Daniel O’Byrne, Director, and Michael O’Byrne, Vice-President, Land, are brothers.

COMPENSATION

The Company has no arrangements pursuant to which directors are compensated by the Company for their services in their capacity as directors, or for committee participation. Certain Directors have been compensated for providing management services, consulting and expert services during the most recently completed fiscal year.

The Company has a formal stock option plan for the granting of incentive stock options to directors, officers and consultants; refer to ITEM #10, "Stock Options" for details of the Plan.

Table No. 7 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years ended April 30th.

Table No. 8

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year	Salary	Options Granted	Other Compensation
Christopher Dyakowski, Director and Former President	2006 2005 2004	None None None	100,000 352,083 (2) None	$40,000 (1) $30,000 $30,079

Susan Wong, Chief Financial Officer	2006 2005	None None	None 50,000 (2)	$18,500 (3) $ 6,000

Sandra Morton, Former Corporate Secretary	2006 2005 2004	None None None	None 50,000 (2) None	None None None

Ronald Husband, Former Director	2006 2005	None None	None 242,183 (2)	None None

Robert Mummery, Director	2006	None	100,000	None

Daniel O’Byrne, Director	2006	None	100,000	None

William Schmidt, Director	2006 2005 2004	None None None	50,000 50,000 (2) None	$33,801 (4) $26,086 None

(1)

The “Other Compensation” listed for Christopher Dyakowski, President and CEO, includes $30,000 (FY 2004 - $15,000) paid to Max Investments, a private investment company owned by Mr. Dyakowski, for management services. FY 2004 Other Compensation also includes $2,000 for property evaluation and $13,079 for deferred property exploration services.

(2)

All options granted during fiscal 2005 were surrendered to the Company unexercised.

(3)

The “Other Compensation” listed for Susan Wong, relates Accounting and Administrative Services.

(4)

The “Other Compensation” listed for William Schmidt, Director, is for payments for legal services paid to the law firm of Hemsworth, Schmidt, of which William Schmidt is a partner.

No funds were set aside or accrued by the Company during Fiscal 2006 to provide pension, retirement or similar benefits for Directors or Executive Officers.

Staffing

The Company currently has one employees and 4 executive officers. The Company’s non-management employee is an administrative assistant. The Company contracts for certain services, including management services and accounting, as well as oil and gas exploration services, as needed.

Share Ownership

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by residents of Canada and other countries.  The Registrant is not controlled by another corporation as described below.

Table No. 8 lists, as of 2/22/2007, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 9

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Joseph Frantz Jr. (1)	850,000	2.49%
Common	Susan Wong	10,000	0.03%
Common	Michael O’Byrne (2)	925,000	2.70%
Common	Robert Pryde (3)	790,000	2.32%
Common	Carmen Etchart (4)	295,000	0.87%
Common	Christopher Dyakowski (5)	1,173,416	3.43%
Common	Michael Gatens (6)	25,000	0.07%
Common	Robert Mummery (7)	125,000	0.37%
Common	Daniel O’Byrne (8)	180,000	0.53%
Common	William Schmidt (9)	330,500	0.97%
Common	Craig Steinke (10)	4,891,500	14.31%

	Total Directors/Officers	9,595,416	26,99%

(1)

Of these shares, 100,000 represent currently exercisable share purchase options of 400,000 granted and 100,000 represent stock purchase warrants.

(2)

Of these shares, 175,000 represent currently exercisable share purchase options of 400,000 granted and 175,000 represent stock purchase warrants.

(3)

Of these shares, 150,000 represent currently exercisable share purchase options of 400,000 granted, and 50,000 represent stock purchase warrants.

(4)

Of these shares, 50,000 represent currently exercisable share purchase options of 100,000 granted.

(5)

Of these shares, 50,000 represent currently exercisable share purchase options of 100,000 granted, and 250,000 represent stock purchase warrants.

(6)

25,000 of these shares represent currently exercisable share purchase options of 100,000 granted.

(7)

50,000 of these shares represent currently exercisable share purchase options of 100,000 granted; 50,000 are common shares and 25,000 are common stock purchase warrants held in the name of Almandine Resources Inc., a private company controlled by Robert Mummery.

(8)

50,000 of these shares represent currently exercisable share purchase options of 100,000 granted, and 40,000 represent common stock purchase warrants.

(9)

25,000 of these shares represent currently exercisable share purchase options of 50,000 granted, and 27,500 represent common stock purchase warrants.

(10)

3,000,000 of these common shares are owned by Reconnaissance Energy Corporation, a private company controlled by Craig Steinke; 317,000 represent common stock purchase warrants.

#  Based upon 33,868,686 common shares outstanding as of 2/22/2007 and Warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table Number 12, “Stock Options Outstanding”, which includes the number of options granted, exercise price, and expiration date of the options.

Board Practices

The Board of Directors currently has 4 committees. These are the Audit and Finance Committee, the Nominating and Corporate Governance Committee, Compensation Committee, and the Disclosure Committee.

The Audit and Finance Committee assists the Board in fulfilling its responsibility for the oversight and quality and integrity of the accounting, auditing, reporting practices, systems of internal accounting and financial controls, the annual independent audit, and the legal and compliance and ethics programs of the Company as established by management and the Board. The Committee is required to meet once per quarter, and shall consist of at least three directors, the majority of whom will be non-officers. The Committee currently consists of Christopher Dyakowski, Daniel O’Byrne, and William Schmidt.

The Nominating and Corporate Governance Committee is responsible for identifying new candidates for the Board of Directors as necessary, after considering what competencies and skills the directors as a group should possess and assessing the competencies and skills the directors as a group should possess and assessing the competencies and skills of the existing and any proposed directors, and considering the appropriate size of the Board. The Committee shall consist of at least 2 Directors, and currently consists of Robert Mummery, Daniel O’Byrne, and William Schmidt.

The Compensation Committee is responsible for reviewing and approving corporate goals and objectives relative to the compensation of senior management of the Company, evaluating performance in light of these goals and making recommendations to the Board with respect to executive compensation levels based on that evaluation, reviewing and making recommendations to the Board with respect to the adequacy and form of the compensation of the Directors, and reviewing executive compensation disclosure before it is publicly issued. The Committee currently consists of 3 Directors; Robert Mummery, Daniel O’Byrne, and William Schmidt.

The Disclosure Committee is responsible for ensuring that information required to be disclosed by the Company is recorded, processed, summarized, approved and reported within the time periods specified in the applicable securities rules and regulations. The Disclosure Committee currently consists of Christopher Dyakowski, Robert Mummery, and William Schmidt.

Copies of the Committee Charters and systems of operations have been filed as exhibits to this Registration Statement.

Item 7.  Major Shareholders and Related Party Transactions

The Company is aware of one person/companies who beneficially owns 5% or more of the Registrant's voting securities. Table No. 9 lists as of 2/22/07, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 10

5% or Greater Shareholders

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Craig Steinke (1)	4,891,500	14.31%

(1)

3,000,000 of these common shares are owned by Reconnaissance Energy Corporation, a private company controlled by Craig Steinke; 317,000 represent common stock purchase warrants.

# Based upon 33,868,686 common shares outstanding as of 2/22/07 and Warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table Number 12, “Stock Options Outstanding” below.

No shareholders of the Company have different voting rights from any other shareholder.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

In December 2005, the Company entered an agreement with Reconnaissance Energy Corp. whereupon the Company agreed to acquire a 20% working interest in an existing recompleted natural gas well and exploration project located in the Ferrier area of west-central Alberta which was acquired from White Max Energy. The consideration for its interest in this project, known as the Chambers Property, was 3,000,000 common shares of the Company at a deemed price of $1.25 per share for total value of $3,750,000. In March 2006, the Company entered into a separate agreement with Reconnaissance Energy. Under this agreement, the Company agreed to acquire a 50% participating interest in a joint venture with Arapahoe Energy Corporation on the Tsuu T’ina First Nation Reserve southwest of Calgary, Alberta. As consideration of the assignment of the interest by Reconnaissance to the Company, the Company agreed to pay Reconnaissance $375,000 on closing and, if and when an independent engineering report reports proven gas reserves on the property of not less than 3 billion cubic feet or equivalent net to the Company’s 50%, Unbridled will pay Reconnaissance an additional $375,000. Craig Steinke, President of Reconnaissance, was subsequently named a Director of Unbridled.

The December 2005 agreement with Reconnaissance relates to the acquisition of an interest originally acquired by Reconnaissance from White Max Energy. In April 2006, the Company entered into a separate agreement with White Max Energy Ltd. on the Chambers Property whereupon the Company agreed to acquire a 5% working interest and an 8% Gross Overriding Royalty on a 7% working interest as well as a 30% working interest in another well for $475,000 cash. Michael O’Byrne, Vice-President, Land for the Company, is also a Vice-President of White Max.

During the fiscal year ended April 30, 2006, Christopher Dyakowski, former President and current Director, was paid $35,097 (2005 -- $nil; 2004 - $13,079) in deferred exploration expenditures for exploration work on the Kettle Property. He was paid $nil (2005 - $nil; 2004 - $2,000) for property evaluation services. Max Investments, a private management company owned by Christopher Dyakowski, was paid $40,000 (2005 - $30,000; 2004 - $15,000) for management services pursuant to a management services contract.

Susan Wong, Chief Financial Officer, was paid $18,500 (2005 - $6,000; 2004 - $nil) in fiscal 2006 for Accounting and Administration services.

Hemsworth, Schmidt, a law firm for which William Schmidt, Director, serves as a partner, was paid $33,801 for legal services in fiscal 2006. In fiscal 2005, Hemsworth, Schmidt received $26,086 for Share Issuance Fees.

During the fiscal year ended April 30, 2006, exploration equipment consisting of an all terrain vehicle was sold to San Marco Resources for proceeds of $7,000. San Marco Resources is a private company for which Christopher Dyakowski, former President and current director, serves as president.

Item 8.  Financial Information

The financial statements as required under ITEM #8 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of Amisano Hanson, Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

Since the most recent interim financial statements dated July 31, 2006, the Company completed two private placements:

The first was the placement of 400,000 common units at a price of $1.10 per unit. Each unit consisted of one common share and one common share purchase warrant which is exercisable at a price of $1.31 until September 20, 2008.  Net proceeds of the placement were $440,000.

The second was the placement of a total of 5,501,000 common share units and 3,931,800 flow-through common shares which were placed in 3 separate tranches. Each flow-through common share was priced at $0.70 per share. Each common share unit was priced at $0.65 per unit, and consisted of once common share and one common share purchase warrant exercisable at a price of $1.00 until November 2, 2008. If during the term of the warrants, the common share of the Company close at a price at or above $2.00 per share for more than 20 consecutive trading days, the Company may, at its option, accelerate the expiry of the warrants such that they will terminate 30 calendar days after the Company exercises the acceleration option. In connection with the placement, the Company paid finder’s fees of $327,802, issued 151,720 common share units, and 635,375 agents’ warrants. The units are the same as above, while the agents’ warrants are exercisable at $0.70 until November 2, 2008. The agents’ warrants are also subject to the acceleration option as described above. Total gross proceeds from this placement was $6,327,910.

Item 9.  Offer and Listing of Securities

As of November 30, 2006, the authorized capital of the Company consisted of an unlimited number of common shares and an unlimited number of preferred shares.  There were 24,284,166 common shares issued and outstanding and no preferred shares issued and outstanding as of November 30, 2006, and 33,868,686 common shares issued and outstanding as of February 22, 2007.

NATURE OF TRADING MARKET

The Company's common shares are issued in registered form and the following information is taken from the records of Pacific Corporate Trust Company.  Pacific Corporate Trust is located 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9.

On October 24, 2006, the shareholders' list for the Company's common shares showed 56 Registered shareholders and 24,284,166 common shares issued and outstanding. Of the total registered shareholders, including share depositories, 37 are resident in Canada holding 22,958,666 common shares representing 94.5% of the total shares outstanding; 15 registered shareholders are resident in the United States, holding 775,500 common shares representing 3.2% of the total shares outstanding; and 4 registered shareholder are resident in other nations, holding 550,000 common shares, or 2.3% of the total shares outstanding.

The Company's common shares are not registered to trade in the United States in the form of American Depository Receipts (ADR's) or similar certificates.

The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings, if any, for use in its operations and the expansion of its business.

The Company's common shares trade on the TSX Venture Exchange in Vancouver, British Columbia, Canada under the stock symbol is “UNE”. The CUSIP number is 904296100.

Table No. 10 lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares since its listing on March 16, 2005. There have been no significant trading suspensions of the Company’s common stock since its initial listing.

Table No. 11

TSX Venture Exchange

Common Shares Trading Activity

	- Sales - Canadian Dollars
Period	High	Low	Close

February 2007	$0.70	$0.50	$0.55
January 2007	$0.70	$0.58	$0.58
December 2006	$0.73	$0.58	$0.69
November 2006	$0.73	$0.57	$0.64
October 2006	$0.89	$0.65	$0.67
September 2006	$1.40	$0.70	$0.89

Three Months Ended 1/31/07	$0.73	$0.57	$0.58
Three Months Ended 10/31/06	$1.50	$0.65	$0.67
Three Months Ended 7/31/06	$2.40	$1.06	$1.13
Three Months Ended 4/30/06	$2.00	$1.05	$1.70
Three Months Ended 1/31/06	$1.45	$0.53	$1.03
Three Months Ended 10/31/05	$0.75	$0.55	$0.65
Three Months Ended 7/31/05	$0.78	$0.48	$0.65
Three Months Ended 4/30/05	$0.80	$0.41	$0.49

Fiscal Year Ended 4/30/06	$2.00	$0.48	$1.70
Fiscal Year Ended 4/30/05	$0.80	$0.41	$0.49

Table No. 10 lists, as of 2/22/07, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 12

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date

2,463,750	$0.80	March 8, 2007
4,250,000	$1.65	May 31, 2007
950,000	$1.65	July 9, 2007
400,000	$1.31	September 20, 2008
635,375	$0.70	November 2, 2008 (1)
5,652,720	$1.00	November 2, 2008 (1)
Total: 14,351,845

(1)

These options have a Company acceleration expiry clause. If the Company’s common shares close at a price of $2.00 or above for 20 consecutive trading days during the term of the warrants, the Company may, at its option, accelerate the expiry of the warrants such that they will terminate 30 calendar days after the company exercises its option to accelerate.

American Depository Receipts.  Not applicable.

Other Securities to be Registered. Not applicable

The TSX Venture Exchange

The TSX Venture Exchange (“TSX-V”) is a result of the acquisition of the Canadian Venture Exchange by the Toronto Stock Exchange.

The Canadian Venture Exchange was a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange which took place on November 29, 1999. On August 1, 2001, the Toronto Stock Exchange completed its purchase of the Canadian Venture Exchange from its member firms and renamed the Exchange the TSX Venture Exchange. The TSX-V currently operates as a complementary but independent exchange from its parent.

The initial roster of the TSX-V was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Toronto, Montreal and Winnipeg Stock Exchanges. The TSX-V is a venture market as compared to the Toronto Stock Exchange which is Canada’s senior market and the Montreal Exchange which is Canada’s market for derivatives products.

The TSX-V currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal.  These service centers provide corporate finance, surveillance and marketing expertise.  The corporate office for the TSX-V is located in Calgary and the operations office is located in Vancouver.

The TSX-V is a self-regulating organization owned and operated by the TSX Group.  It is governed by representatives of its member firms and the public.

The TSX Group acts as a business link between TSX Venture Exchange members, listed companies and investors. CDNX policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established. Listings are predominately small and medium sized companies.

Regulation of the TSX Venture Exchange, its member firms and its listed companies is the responsibility of Market Regulation Services Inc. (“RS”) which was created as a joint initiative of The Toronto Stock Exchange Inc. and the Investment Dealers Association of Canada.

RS is recognized as a self-regulatory entity in the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec. As a Regulation Service Provider, RS provides independent regulation services to marketplaces (existing exchanges, quotation and trade reporting systems (QTRSs) and alternative trading systems (ATSs) and their participants in Canada that contract with RS Inc. for the provision of regulation services. As a national regulator for the Canadian marketplace, it is the first independent regulator of its kind for the Canadian securities market.

RS administers, oversees and enforces the Universal Market Integrity Rules (“UMIR”). To ensure compliance with UMIR, RS monitors real-time trading operations and market-related activities of marketplaces and participants. RS also enforces compliance with UMIR by investigating alleged rule violations and administering any settlements and hearings that may arise in respect of such violations.

RS's areas of responsibility include Market Surveillance; Operations and General Counsel (Market Policy); and Investigations and Enforcement.

The Market Surveillance division monitors all securities trading for compliance with the Universal Market Integrity Rules and marketplace specific rules. Market Surveillance also investigates irregularities and complaints relating to trading on marketplaces for which RS acts as regulation services provider to ensure a fair and orderly marketplace for all participants. This division is responsible for market supervision, which includes monitoring trading activity and timely disclosure, as well as preliminary investigations and trade desk compliance.

The market surveillance department issues TSX-V notices to inform the public of halts, suspensions, delistings, and other enforcement actions.  All TSX-V notices can be found on the TSE/TSX website at www.tse.com.  In the public interest, trading halts or suspensions are maintained until the surveillance department is satisfied that there is adequate disclosure of the company’s affairs and a level playing field for investors. By Exchange policy, the department also reviews and approves certain types of transactions for all TSX listed companies. These types of transactions includes option grants, private placements and other share issuances, mergers and acquisitions, property-asset acquisitions and dispositions, loans, bonuses and finder’s fees, changes of business, name changes, stock splits, and related party transactions. If the Exchange’s review of such transactions finds them to be contrary to the public interest or is in violation of policy, approval for the transaction will be denied and any action taken by the company towards the completion of the transaction must be reversed.

The Operations and General Counsel division is responsible for the development and  implementation UMIR as well as providing interpretations of, or exemptions from, UMIR with the goal of promoting market integrity. This division also coordinates all operational activities of RS including strategic planning and overall organizational matters. Finally, the General Counsel's office of this division is responsible for all legal services and matters relating to RS's Board of Directors.

The Investigation and Enforcement division is responsible for conducting investigations and prosecutions of violations of the UMIR and Policies and market integrity and market quality rules specific to the TSX Venture Exchange. Functions of this division include Investigations, Enforcement and Investigative Research.

a) Investigations

Investigations focus on activities that may be in breach of the UMIR and/or the rules of the TSX Venture Exchange. The types of violations frequently investigated include high closings, market manipulation, client priority trading violations, unapproved trading, trading in restricted securities and conduct inconsistent with the just and equitable principles of trade.

Requests for investigations come primarily from the Market Surveillance division of RS. Other sources include the provincial securities commissions, the Operations and General Counsel division, marketplaces, and in some instances, the general public. Investigators also lend assistance to investigations conducted by provincial securities commissions.

b) Enforcement

Once an investigation is complete and a decision has been made to proceed with a prosecution a statement of allegations is served upon the concerned party which references the rule or rules alleged to have been in violation. An Offer of Settlement is also presented to the concerned party, who can either accept or reject the Offer of Settlement. If accepted, the Offer of Settlement must be approved by a hearing panel of RS. The hearing panel may accept the Offer of Settlement or reject it. If the Offer of Settlement is rejected by either the concerned party or by a settlement hearing panel, a Notice of Hearing is issued and served upon the concerned party and the matter proceeds to a hearing before a hearing panel. If the hearing panel determines that an applicable requirement has been violated, it may impose a range of penalties, including a reprimand, a fine, or the restriction, suspension or revocation of access to a marketplace. After all hearings, there is an official public notification concerning the outcome of the hearing and the penalty or remedy imposed.

c) Investigative Research

The Investigative Research Division performs in-depth corporate research relating to officers, directors, and significant shareholders of organizations applying to list securities on the TSX Venture Exchange, or applying to obtain access to the marketplace's trading systems. Due diligence is a major function of the Enforcement division. The overall goal is to improve communication and to raise the standards of compliance in the securities trading industry.

Investors in Canada are protected by the Canadian Investor Protection Fund (“CIPF”). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following Self-Regulatory Organizations: the TSX Venture Exchange, the Montreal Exchange, the Toronto Stock Exchange, the Toronto Futures Exchange and the Investment Dealers Association of Canada.

United States Market

Upon this Registration Statement being declared effective, the Company will be subject to the reporting obligations and requirements under the Exchange Act of 1934. However, as a Foreign Private Issuer, Unbridled Energy will be exempt from sections 14(a), 14(b), 14(c), 14(f) and 16 of the Act, which includes the Proxy Rules of Section 14 and the Short-Swing Profit Rules of Section 16.

LEGAL PROCEEDINGS

The Company knows of no material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

Item 10.  Additional Information

Share Capital

The Company has to date financed its operations through the issuance of common shares The changes in the Company’s share capital during the last 3 fiscal years are as follows:

During Fiscal 2004, the Company sold its initial first share at $1.00 per share for proceeds of $1.00 and sold 2,999,999 seed shares at $0.01 per share for proceeds of $30,000. The Company also completed 2 private placements of its common shares. These were 916,666 flow-through common shares at a price of $0.075 per share for proceeds of $68,750, and 1,525,000 common shares (of which 250,000 were flow-through common shares) at price of $0.10 for proceeds of $152,500.

During Fiscal 2005 ended April 30, 2005, the Company completed its Initial Public Offering of common shares in Canada. In the offering, 2,400,000 common shares were sold at a price of $0.25 per share for gross proceeds of $600,000. 30,000 common shares were issued to Canaccord Capital as an Agent’s Commission for the Initial Public Offering. The Company also issued 100,000 common shares at a deemed price of $0.10 per share pursuant to a property acquisition agreement,

During Fiscal 2006 ended April 30, 2006, 3,000,000 common shares were issued to Reconnaissance Energy pursuant to a property assignment agreement at a deemed price of $1.25 per share for a total deemed value of $3,750,000. 4,957,500 common shares were issued pursuant to a private placement at a price of $0.425 for proceeds of $2,106,938. 240,000 common shares were issued pursuant to the exercise of common stock purchase warrants at a price of $0.25 for proceeds of $60,000.

During Fiscal 2007 to date, 7,700,000 common shares were issued pursuant to a private placement at a price of $1.05 per share for proceeds of $8,085,000. 400,000 shares were issued pursuant to a second private placement at a price of $1.10 for proceeds of $440,000. 5,652,720 common share units and 3,931,800 flow-through common shares were issued pursuant to a private placement for proceeds of $6,327,910; 2,500 common shares were issued pursuant to the exercise of common stock purchase warrants at a price of $0.80 for proceeds of $2,000.

Flow-Through Shares

The Company funded a portion of its mineral exploration activities in British Columbia through the issuance of Flow-Through Common Shares. Common shares of exploration and development companies which are issued under the program are known as “Flow-Through” shares as the Company making the qualified expenditures flow-through such tax credits received to the purchasers of these specific common shares. Qualifying exploration work funded by the sale of flow-through shares falls under the British Columbia Mining Flow-Through Shares Tax Credit (“BCMFTS tax credit”) under a program of the provincial government of British Columbia. The flow-through share investors are qualified to receive the BCMFTS tax credit. This is a non-refundable income tax credit equal to 20% of qualifying exploration costs incurred in British Columbia which are financed by the proceeds of flow-through share issuances.

Since acquiring interests in oil and gas properties, the Company has also funded a portion of its exploration expenditures on these properties from the proceeds of the issuance of flow-through common shares. Proceeds from the sale of flow-through common shares that are used to fund certain types of exploration and development work in Canada may qualify for tax credits under Section 66 of the Income Tax Act of Canada. Qualifying expenditures made by eligible individuals and corporations conducting exploration and development in Canada may receive tax credits. Under the sales of such Flow-Through shares, the Company will renounce and distribute any credits received under the program to the purchasers of the Flow-Through shares.

Subsequent to the end of fiscal 2006 ended April 30, 2006, the Company issued 2,500,000 flow-through common shares at a price of $1.05 per share for proceeds of $2,625,000, and 3,931,800 at a price of $0.70 per share for proceeds of $2,752,260. These proceeds will be used for qualifying exploration expenditures on the Company’s Canadian oil and gas properties, and the amounts will be renounced to flow-through shareholders.

Escrow Shares

Under the policies of the TSX Venture Exchange for companies completing an Initial Public Offering (“IPO”), the common share positions of principals whose continuing role would be considered relevant to an investor’s decision to subscribe to the Issuer’s IPO must be covered by an escrow agreement.

Under an Escrow Agreement dated September 28, 2004, 3,701,666 common shares held by the Company’s Officers and Directors at the time of the Initial Public Offering were held in escrow by Pacific Corporate Trust Company as escrow agent. Under the Agreement, 10% of the original total of the escrowed shares on which the Company’s shares were listed on the TSX Venture Exchange (March 16, 2005) and 15% of the original number of shares would be released every six months after the original release. Under this schedule, all escrowed shares will have been released three years after the Listing Date. The Escrow Agreement restricts the sale, assignment, hypothecation and transfer of all escrowed shares except it does permit a transfer of escrowed shares to directors, senior officers or other principals of the Company.

During the fiscal year ended April 30, 2006, 1,480,666 shares were released from escrow. A further 555,250 common shares were released from escrow in October 2006, leaving a balance of 1,665,750 remaining.

Shares Not Representing Capital

In the most recent 3 fiscal years, the Company has issued 3,130,000 common shares for assets other than cash. These issuances include 3,000,000 shares issued to Reconnaissance Energy pursuant to the assignment of a property agreement; 100,000 pursuant to the option agreement on the Kettle mineral exploration property; and 30,000 shares for an Agent’s Commission a private placement. These issuances represent 19.36% of the common shares issued and outstanding as of the end of the most recent fiscal year ended April 30, 2006, and 9.24% of the common shares issued and outstanding as of February 22, 2007.

Shares Held By Company

-No Disclosure Necessary-

Stock Options

Stock Options to purchase securities from Registrant can be granted to Directors, Employees and Service Providers of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange.

Under Unbridled’s Stock Option Plan, the Company may issue Stock options for up to 20% of the issued and outstanding common shares on a non-diluted basis. These options may be granted from time to time, provided that stock options in favor of any one individual may not exceed 5% of the issued and outstanding common shares on a non-diluted basis.  Eligible persons include any director, officer, employee, consultant, or management company employee of the Company or any affiliate of the Company designated by the directors under the plan. No stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee. The number of shares which may be issuable to any one optionee who is an insider or any associates of such insider shall not exceed 5% of the total outstanding issue, and no more than 2% of the issued shares of the Company may be granted to any one Consultant in any 12-month period.

The exercise prices for stock options are determined in accordance with TSX Venture Exchange guidelines and reflect the closing price of the Registrant's common shares immediately preceding the day on which the Directors grant the stock options and the maximum term of each stock option does not exceed five years from the date of grant.

The Board of Directors, subject to the policies of the TSX Venture Exchange, may determine and impose terms upon which each option shall become vested. Current policies of the TSX Venture Exchange provide that minimum vesting requirements shall be 12.5% of the option upon TSX Venture Exchange approval and 12.5% every three months thereafter. This policy has been accepted by the Company’s Board of Directors.

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 11 as of 2/22/2007, as well as the number of options granted to Directors and all employees as a group.

Table No. 13

Stock Options Outstanding

Name	Number of Options Granted	Number of Options Currently Vested	Exercise Price (CDN$)	Expiration Date

Joseph H. Frantz Jr., President	400,000	100,000	$1.32	September 8, 2011

Michael O’Byrne, Vice-President, Exploration	200,000 200,000	100,000 75,000	$1.32 $1.32	March 28, 2008 August 17, 2011

Robert Pryde, Vice-President, Land	400,000	150,000	$1.32	August 17, 2011

Carmen Etchart, Corporate Secretary	100,000	50,000	$1.41	May 15, 2011

Susan Wong, Chief Financial Officer	None	N/A	N/A	N/A

Christopher Dyakowski, Director	100,000	50,000	$1.32	March 14, 2008

J. Michael Gatens, Director	100,000	25,000	$1.32	October 24, 2011

Robert Mummery Director	100,000	50,000	$1.32	March 14, 2008

Daniel O’Byrne, Director	100,000	50,000	$1.32	March 28, 2008

William Schmidt, Director	50,000	25,000	$1.32	March 14, 2008

Craig Steinke, Director	None	N/A	N/A	N/A

Total Officers and Directors (11 persons)	1,750,000
Total Employees and Consultants (3 persons)	100,000 150,000 100,000	50,000 75,000 37,500	$1.32 $1.41 $1.32	March 28, 2008 May 14, 2011 August 17, 2011
Total Stock Options Outstanding	2,100,000	837,500

*

744,266 stock options originally granted to officers and directors in fiscal 2005 were all cancelled unexercised.

Memorandum and Articles of Association

The Company was originally incorporated under the Company Act of British Columbia on October 6, 2003 as “Leroy Ventures Inc”. Leroy later completed a transition rollover to the British Columbia Business Corporations Act (the “New Act”) which replaced the Company Act of British Columbia before changing the name of the Company to “Unbridled Energy Corporation” in July 2006. At the Annual and Special Meeting of Shareholders held on October 17, 2006, shareholders approved the adoption of new Corporate Articles.

There are no restrictions on the business the Company may carry on in the Articles of Incorporation.

Under Article 17 of the Company’s Articles and Division 3 of the New Act, a director must declare its interest in any existing or proposed contract or transaction with the Company and is not allowed to vote on any transaction or contract with the Company in which has a disclosable interest, unless all directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution. A director may hold any office or place of profit with the Company in conjunction with the office of director, and no director shall be disqualified by his office from contracting with the Company. A director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services. A director may become a director or other officer or employee of, or otherwise interested in, any corporation or firm in which the Company may be interested as a shareholder or otherwise. The director shall not be accountable to the Company for any remuneration or other benefits received by him from such other corporation or firm subject to the provisions of the New Act.

Article 16 of the Company’s articles addresses the duties of the directors. Directors must manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers which are not required to be exercised by the shareholders as governed by the New Act. Article 19 addresses Committees of the Board of Directors. Directors may, by resolution, create and appoint an executive committee consisting of the director or directors that they deem appropriate. This executive committee has, during the intervals between meetings of the Board, all of the directors’ powers, except the power to fill vacancies in the board of directors, the power to remove a director, the power to change the membership of, or fill vacancies in, any committee of the Board and any such other powers as may be set out in the resolution or any subsequent directors’ resolution. Directors may also by resolution appoint one or more committees other than the executive committee. These committees may be delegated any of the directors’ powers except the power to fill vacancies on the board of directors, the power to remove a director, the power to change the membership or fill vacancies on any committee of the directors, and the power to appoint or remove officers appointed by the directors. Article 18 details the proceedings of directors. The Directors may meet to conduct business as they see fit. A director may, and the Secretary or Assistant Secretary of the Company, if any, on the request of a director, call a meeting of the directors at any time. The quorum necessary for the transaction of the business of the directors may be fixed by the directors and if not so fixed shall be deemed to be a majority of directors in office. If the number of directors is set at one, it quorum is deemed to be one director.

Article 8 details the borrowing powers of the Directors. They may, on behalf of the Company:

•

Borrow money in a manner and amount, on any security, from any source and upon any terms and conditions as they deem appropriate;

•

Issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person at such discounts or premiums and on such other terms as they consider appropriate;

•

Guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

•

Mortgage, charge, or grant a security in or give other security on, the whole or any part of the present or future assets and undertaking of the Company.

A director need not be a shareholder of the Company, and there are no age limit requirements pertaining to the retirement or non-retirement of directors. The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of directors, if any, will be determined by the shareholders. The remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a director. The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company. If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive. Unless other determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependents and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

Article 21 provides for the mandatory indemnification of directors, former directors, alternate directors, senior officers, and former senior officers as well as his or hers heirs and legal personal representatives, or any other person, to the greatest extent permitted by the New Act. The indemnification includes the mandatory payment of expenses actually and reasonably incurred by such person in respect of that proceeding but the Company must first receive from the indemnitee a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited by the New Act, the indemnitee will repay the amounts advanced. The failure of a director, alternate director, or senior officer of the Company to comply with the Business Corporations Act or the Company’s Articles does not invalidate any indemnity to which he or she is entitled. The directors may cause the Company to purchase and maintain insurance for the benefit of eligible parties who:

a)

is or was a director, alternate director, senior officer, employee or agent of the Company;

b)

is or was a director, alternate director, senior officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

c)

at the request of the Company, is or was a director, alternate director, senior officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

d)

at the request of the Company, holds or held a position equivalent to that of a director, alternate director or senior officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, senior officer, employee or agent or person who holds or held such equivalent position

The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

Common Shares

The authorized share structure consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. All the shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Under Article 9 and subject to the New Act, the Company may alter its authorized share structure by special resolution. These special resolutions may:

(a)

create one or more classes or series of shares or, if none of the shares of a series of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)

increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c)

Subdivide or consolidate all or any of the unissued, or fully paid issued, shares;

(d)

if the Company is authorized to issue shares of a class or shares with par value, decrease the par value of those shares, or if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e)

change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(f)

alter the identifying name of any of its shares; or

(g)

otherwise alter its share or authorized share structure when required or permitted to do so by the New Act.

Subject to Article 9.2 and the New Act, the Company may by special resolution:

(a)

create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(b)

vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

The Company may by directors’ resolution authorize an alteration of its Notice of Articles in order to change its name.

An annual general meeting shall be held once every calendar year at such time (not being more than 15 months after holding the last preceding annual meeting) and place as may be determined by the Directors. An extraordinary general meeting, if requisitioned in accordance with the New Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the New Act.

At an annual meeting of shareholders, the following is considered to be “special business”:

(1)

at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2)

at an annual general meeting, all business is special business except for the following:

(a)

business relating to the conduct of or voting at the meeting;

(b)

consideration of any financial statements of the Company presented to the meeting;

(c)

consideration of any reports of the directors or auditor;

(d)

the setting or changing of the number of directors;

(e)

the election or appointment of directors;

(f)

the appointment of an auditor;

(g)

the setting of the remuneration of an auditor;

(h)

business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(i)

any other business which under these Articles or the Business Corporations Act may be transacted at a meeting of Shareholders without prior notice of the business being given to the shareholders.

Ordinary resolutions at a meeting of shareholders require a majority vote. Special resolutions require two-thirds of the votes cast on the resolution.

There are no limitations upon the rights to own securities.

There are no provisions that would have the effect of delaying, deferring, or preventing a change in control of the Company.

There is no special ownership threshold above which an ownership position must be disclosed. However, any ownership level above 10% must be disclosed to the TSX Venture Exchange and the British Columbia Securities Commission.

A copy of the Company’s articles is filed as an exhibit to this Form 20-F Registration Statement.

Material Contracts

The Company considers the following as material contracts, which have been entered into by the Company which are currently in effect:

1.

Management Services Agreement between the Company and Max Investments Inc (Christopher Dyakowski).

Under an agreement between the Company and Max Investments Inc. dated January 1, 2006, Max Investments agrees that its principal administrator, Christopher Dyakowski, shall perform management services for Leroy Ventures at a rate of $5,000 per month. The agreement has a 2 year term, and may be terminated by either party in writing.

2.

Consulting Agreement between the Company and Reconnaissance Energy Corp. (Craig Steinke)

Under an agreement between the Company and Reconnaissance Energy, Reconnaissance agrees to provide corporate development services related to the business of acquiring, exploring, and developing unconventional natural gas prospects worldwide for an hourly fee of $130 per hour plus GST. The agreement will terminate on May 31, 2009, but may be terminated by either party by giving 30 days written notice.

3.

Employment Agreement between the Company and Joseph H. Frantz, Jr.

Under the agreement between the Company and Joseph H. Frantz Jr. dated September 1, 2006, Mr. Frantz agrees to serve the Company as President and Chief Executive Officer. The Company will pay an annual salary of US$130,000. Employment may be terminated by the employee by giving the Company six week’s advance written notice, or by the Company for “cause” without notice or, if without cause, by giving the employee notice in writing of termination equal to one month for each completed year of service (up to a maximum total of eight months notice) (the “severance period”), or giving the employee immediate notice of termination and continuing to pay the employee an amount equal to his salary then in effect during the severance period.

4.

Employment Agreement between the Company and Robert Pryde

Under the Agreement between the Company and Robert Pryde dated August 15th, 2006, Mr. Pryde agrees to serve the Company as Vice-President, Exploration. The Company will pay an annual salary of $130,000. Employment may be terminated by the employee by giving the Company one month written notice, or by the for Company for “cause” without notice or, if without cause, by giving the employee notice in writing of termination equal to one month for each completed year of service (up to a maximum total of eight months notice) (the “severance period”), or giving the employee immediate notice of termination and continuing to pay the employee an amount equal to his salary then in effect during the severance period.

5.

Consulting Agreement between the Company and Carmen Etchart

Under the Agreement between the Company and Carmen Etchart dated July 1, 2006, Ms. Etchart agrees to provide the Company with consulting and administrative support services at an hourly fee of $30 per hour plus GST. The agreement will terminate on July 31, 2008, but may be terminated for any reason at any time by either party by 30 days written notice.

6.

Assignment and Assumption Agreement between the Company and Reconnaissance Energy

Under an agreement between the Company and Reconnaissance Energy Corporation dated March 31, 2006, Reconnaissance agreed to assign an agreement between the Reconnaissance and Arapahoe Energy Corporation dated March 3, 2006 for consideration of $375,000. Under the Arapahoe agreement, the Company could earn a 50% Working Interest in the Tsuu ‘Tina project by:

a)

Reimbursing Arapahoe for 50% of the actual costs incurred and paid by Arapahoe to acquire or farm-in the acreage up to a maximum gross amount of $4,000,000 ($2,000,000 net to Unbridled). Upon completion of its due diligence, Unbridled would pay $1,000,000 to Arapahoe in the form of an advance on the required reimbursement;

b)

Assume and pay 50% of the actual cost incurred by Arapahoe on the 3-D seismic program initiated by Arapahoe which was estimated to cost approximately $2,900,000 ($1,450,000 net to Unbridled);

c)

Fund and drill two wells to test and core the Horseshoe Canyon coals present on the property for the purposes of testing for Coalbed Methane potential;

d)

Upon completion of the above requirements, the Company will either:

i)

pay Arapahoe any balance owing for the reimbursement of property costs to a maximum of $1,000,000; or

ii)

Pay Arapahoe’s share of drilling costs incurred by Arapahoe with respect to joint wells drilled by Unbridled and Arapahoe on the project subsequent to the Company funding and drilling the 2 Horseshoe Canyon coals test wells. The payments will be such an amount paid until the costs paid equals the balance owed by Unbridled to Arapahoe for the reimbursement of property costs.

7.

Assignment Agreement between the Company and Reconnaissance Energy on the Chambers Property

Under the Agreement between the Company and Reconnaissance Energy dated January 12, 2006, Reconnaissance agreed to assign the farm-out agreement between Reconnaissance and White Max Energy dated December 21, 2005. Consideration was 3,000,000 common shares of the Company at a deemed price of $0.425 per share.

8.

Asset Purchase Agreement between the Company and White Max Energy

Under the Agreement between the Company and White Max Energy dated April 14, 2006, the Company agrees to purchase from White Max an additional 5% WI in the Chambers Property, as well as an 8% GORR on a separate 7% WI on the existing Chambers 7-18-41-11 W5M well, an additional 5% WI on the Chambers 3-17-4-11-W5 well; a 30% Working Interest in the Test Well Chambers 3-17-4-11-W5, and a 20% Working Interest in the Chambers 14-20-41-11 W5M well. Consideration for this agreement was $475,000 cash paid by the Company to White Max.

9.

Escrow Agreement

Under an Escrow Agreement dated September 28, 2004 between the Company, Pacific Corporate Trust Company, and Ronald K. Husband, Christopher I. Dyakowski, William E. Schmidt, and Sandra J. Morton (the “Securityholders”), the Securityholders agreed to appoint Pacific Corporate Trust as escrow agent for a total of 3,701,666 common shares of the Company pursuant to the Initial Public Offering of the Company. The release of these shares from escrow is subject to the approval of the TSX Venture Exchange, and may be released as to 10% upon the listing of the Company’s shares on the TSX-V, and 15% thereafter until all the escrowed shares have been released from escrow.

10.

Lodge Letter of Intent

Under a Letter of Intent (“LOI”) between the Company and Lodge Energy dated December 14, 2006 over the Madison Project located in Scioto and Pike Counties, Ohio, the Company will pay Lodge US$40,000 which allows Unbridled an option consisting of 45 days to purchase 15,000 acres of leases held by Lodge. In consideration for the purchase of the leases, Unbridled will pay Lodge US$50 per acre. Lodge will retain a 3% Overriding Royalty on the first 10,000 acres, and a 2% Overriding Royalty on the next 5,000 acres. After the drilling of the first 10 wells, Lodge may acquire a 10% interest from Unbridled in any unconventional gas well developed on the acreage.

Copies of these material contracts have been filed as exhibits to this Registration Statement.

EXCHANGE CONTROLS AND OTHER LIMITATIONS

AFFECTING SECURITY HOLDERS

Except as discussed in ITEM #9, the Company is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the common shares.  There are no limitations on the right of non-Canadian owners to hold or vote the common shares imposed by Canadian federal or provincial law or by the charter or other constituent documents of the Company.

The Investment Canada Act (the "IC Act") governs acquisitions of Canadian business by a non-Canadian person or entity. The IC Act requires a non-Canadian (as defined in the IC Act) making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Investment Review Division of Industry Canada.  The IC Act provides, among other things, for a review of an investment in the event of acquisition of "control" in certain Canadian businesses in the following circumstances:

1.

If the investor is a non-Canadian and is a national of a country belonging to the North American Free Trade Agreement ("NAFTA") and/or the World Trade Organization ("WTO") ("NAFTA or WTO National"), any direct acquisition having an asset value exceeding $179,000,000 is reviewable. This amount is subject to an annual adjustment on the basis of a prescribed formula in the IC Act to reflect inflation and real growth within Canada.  This threshold level does not apply in certain sections of Canadian industry, such as uranium, financial services (except insurance), transportation services and cultural services (i.e. the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibition of film or video recordings on audio or video music recordings), to which lower thresholds as prescribed in the IC Act are applicable.

2.

If the investor is a non-Canadian and is not a NAFTA or WTO National, any direct acquisition having an asset value exceeding $5,000,000 and any indirect acquisition having an asset value exceeding $50,000,000 is reviewable.

3.

If the investor is a non-Canadian and is NAFTA or WTO National, an indirect acquisition of control is reviewable if the value of the assets of the business located in Canada represents more than 50% of the asset value of the transaction or the business is involved in uranium, financial services, transportation services or cultural services (as set forth above).

Finally, certain transactions prescribed in the IC Act are exempted from review altogether.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the IC Act: (i) the acquisition of all or substantially all of the assets used in carrying on business in Canada; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on business in Canada; or (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on business in Canada.

An acquisition of a majority of the voting shares of a Canadian entity, including a corporation, is deemed to be an acquisition of control under the IC Act.  However, under the IC Act, there is a rebuttable presumption that control is acquired if one-third of the voting shares of a Canadian corporation or an equivalent undivided interest in the voting shares of such corporation are held by a non-Canadian person or entity.  An acquisition of less than one-third of the voting shares of a Canadian corporation is deemed not to be an acquisition of control.  An acquisition of less than a majority, but one-third or more, of the voting shares of a Canadian corporation is presumed to be an acquisition of control unless it can be established that, on the acquisition, the Canadian corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated Canadian entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In addition, if a Canadian corporation is controlled by a non-Canadian, the acquisition of control of any other Canadian corporation by such corporation may be subject to the prior approval of the Investment Review Division, unless it can be established that the Canadian corporation is not in fact controlled by the acquirer through the ownership of voting shares.

Where an investment is reviewable under the IC Act, the investment may not be implemented unless it is likely to be of net benefit to Canada.  If an applicant is unable to satisfy the Minister responsible for Industry Canada that the investment is likely to be of net benefit to Canada, the applicant may not proceed with the investment.  Alternatively, an acquirer may be required to divest control of the Canadian business that is the subject of the investment.

In addition to the foregoing, the IC Act provides for formal notification under the IC Act of all other acquisitions of control by Canadian businesses by non-Canadian investors.  The notification process consists of filing a notification within 30 days following the implementation of an investment, which notification is for information, as opposed to review, purposes.

TAXATION

The following summary of the material Canadian federal income tax consequences generally applicable in respect of the common stock reflects the Company’s opinion.  The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.  This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada.  Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act" or “ITA”)and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Annual Report and the current administrative practices of Canada Customs and Revenue Agency.  This summary does not take into account provincial income tax consequences.

Management urges each holder to consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

CANADIAN INCOME TAX CONSEQUENCES

Disposition of Common Stock.

The summary below is restricted to the case of a holder (a “Holder”) of one or more common shares (“Common Shares”) who for the purposes of the Tax Act is a non-resident of Canada, holds his Common Shares as capital property and deals at arm’s length with the Company.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rates as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his Common Shares. Under the Tax Convention, the rate of Part XIII Tax applicable to a dividend on Common Shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the Company, 5% and, in any other case, 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of Common Shares, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain thereby realized unless the common Share constituted “taxable Canadian property” as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the 60 months preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the Company.

A Holder who is a resident of the United States and realizes a capital gain on disposition of Common Shares that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the Common Shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resources properties, (b) the Common Shares formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the Common Shares when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of Common Shares must include one half of the capital gain (“taxable capital gain”) in computing his taxable income earned in Canada. The Holder may, subject to certain limitations, deduct one half of any capital loss (“allowable capital loss”) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company. Each holder and prospective holder of common shares of the Company is advised to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company applicable to their own particular circumstances.

U.S. Holders

As used herein, a (“U.S. Holder”) includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, individuals may be deducted in computing the U.S. Holder’s United States Federal taxable income by those individuals who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale of other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

For individuals whose entire income from sources outside the United States consists of qualified passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under section 904(j), the limitation on credit does not apply.

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and management urges holders and prospective holders of common shares of the Company to consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company.  Preferential tax rates apply to long-term capital gains of U.S. Holders, which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders, which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses. For U.S. Holders, which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from interest income received from its subsidiaries), the Company would be treated as a “foreign personal holding company.”  In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

The Company does not believe that it currently has the status of a “foreign personal holding company”. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. shareholders of foreign corporations.  These rules do not apply to non-U.S. shareholders.  Section 1297 (a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (I) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  The taxation of a US shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion.  Management urges US persons to consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation

A Controlled Foreign Corporation (CFC) is a foreign corporation more than 50% of whose stock by vote or value is, on any day in the corporation’s tax year, owned (directly or indirectly) by U.S. Shareholders. If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code.  This classification would affect many complex results, one of which is the inclusion of certain income of a CFC, which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while the Company was “controlled”) attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder’s federal income tax liability.

Filing of Information Returns.  Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and management urges United States Investors to consult their own tax advisors concerning these requirements.

Statement by Experts

The Company’s auditors, for its financial statements as at April 30, 2006 and 2005, as well as the period from October 6, 2003 (Date of Inception) to April 30, 2004, was Amisano Hanson, Chartered Accountants. Their audit report is included with the related financial statements in this Registration Statement with the auditor’s consent filed as an exhibit.

Documents on Display

All documents incorporated and referred by reference in this 20-F Registration Statement may be viewed at the Company’s Executive Office located at c/o Bull Houser Tupper, 3000 Royal Centre, 1055 Georgia Street, Vancouver, BC  V6E 3R3,

Item 11.  Disclosures about Market Risk

The company’s oil and gas exploration properties are all currently at the exploration stage and the Company’s operations are limited to exploring those properties. Therefore, Unbridled’s market risks are minimal.

Competitive Environment

The Company competes with other oil and gas companies for exploration properties and joint venture agreements  There is a risk that this competition could increase the difficulty of concluding a negotiation on terms that the Company considers acceptable.

Item 12.  Description of Other Securities

Not Applicable

Part II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.  Modifications of Rights of Securities Holders and Use of Proceeds

Not Applicable

Item 15.  Controls and Procedures

Not Applicable

Item 16.  Reserved

Item 16A.  Audit Committee Financial Expert

Not Applicable

Item 16B.  Code of Ethics

Not Applicable

Item 16C.  Principal Accountant Fees and Services

Not Applicable

Item 16D.  Exemptions from Listing Standards for Audit Committees

Not Applicable

Item 16E.  Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

Part III

Item 17.  Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the years presented with US GAAP, except as disclosed in Note 10 to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of Amisano Hanson, Chartered Accountants, is included herein immediately preceding the financial statements.

Item 18.  Financial Statements

The Company has elected to provide financial statements pursuant to ITEM #17.

Item 19.  Exhibits

(A1)  The financial statements thereto as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of Amisano Hanson, Chartered Accountants, is included herein immediately preceding the financial statements.

Audited Financial Statements

Interim (Unaudited) Financial Statements

 (B)  Index to Exhibits:

1. Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws
2. Instruments defining the rights of holders of the securities being registered ***See Exhibit Number 1***
3. Voting Trust Agreements – N/A

4. Material Contracts

1.   Management Services Agreement between the Company and Max Investments dated January 1, 2006.

2.   Consulting agreement between the Company and Reconnaissance Energy.

3.   Employment agreement between the Company and Joseph H. Frantz Jr.

4.   Employment agreement between the Company and Robert Pryde.

5.   Consulting agreement between the Company and Carmen Etchart.

6.   Assignment and Assumption agreement between the Company and Reconnaissance Energy.

7.   Assignment agreement between the Company and Reconnaissance Energy.

8.   Asset purchase agreement between the Company and White Max Energy.

9.   Escrow Agreement

10. Lodge Energy Letter of Intent.

5. List of Foreign Patents – N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of Subsidiaries – N/A
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A

10.Other documents

Copy of Stock Option Plan

Charter of the Nominating and Corporate Governance Committee

Charter of the Audit and Finance Committee

Copy of the Corporate Disclosure Control System

Management Information Circular

Form of Proxy

Consent of Amisano Hanson, Chartered Accountants, dated March 12, 2007

UNBRIDLED ENERGY CORPORATION

(formerly Leroy Ventures Inc.)

(A Development Stage Company)

REPORT AND FINANCIAL STATEMENTS

April 30, 2006 and 2005

(Stated in Canadian Dollars)

#

A PARTNERSHIP OF INCORPORATED PROFESSIONALS	AMISANO HANSON
CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors,

Unbridled Energy Corporation

(formerly Leroy Ventures Inc.)

(A Development Stage Company)

We have audited the balance sheets of Unbridled Energy Corporation (formerly Leroy Ventures Inc.) (A Development Stage Company) as at April 30, 2006 and 2005 and the statements of operations, cash flows and shareholders’ equity for the years ended April 30, 2006 and 2005 and for the period from October 6, 2003 (Date of Inception) to April 30, 2004.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2006 and 2005 and the results of its operations and its cash flows for the years ended April 30, 2006 and 2005 and for the period from October 6, 2003 (Date of Inception) to April 30, 2004, in accordance with generally accepted accounting principles in Canada.

Vancouver, Canada
July 20, 2006	Chartered Accountants

750 WEST PENDER STREET, SUITE 604	TELEPHONE: 604-689-0188
VANCOUVER CANADA	FACSIMILE: 604-689-9773
V6C 2T7	E-MAIL: amishan@telus.net

UNBRIDLED ENERGY CORPORATION

(formerly Leroy Ventures Inc.)

(A Development Stage Company)

BALANCE SHEETS

April 30, 2006 and 2005

(Stated in Canadian Dollars)

ASSETS	2006	2005
Current
Cash	$ 2,777,927	$ 510,660
GST receivable	35,076	7,828
Prepaid expenses	11,876	-

	2,824,879	518,488
Mineral property costs – Notes 3 and 7, Schedule 1	-	147,013
Oil and gas properties – Notes 4, 7 and 9	5,748,450	-

	$ 8,573,329	$ 665,501

LIABILITIES

Current
Accounts payable and accrued liabilities	$ 1,131,797	$ 18,607
Due to a related party – Note 6	5,000	2,675

	1,136,797	21,282
Asset retirement obligation	26,325	-

	1,163,122	21,282

SHAREHOLDERS’ EQUITY

Share capital – Notes 4, 5, 6 and 9
100,000,000 common shares authorized, no par value
16,169,166 shares issued (2005: 7,971,666)	6,635,943	731,191
Share subscriptions received – Note 9	1,428,650	-
Contributed surplus – Note 5	172,260	22,385
Deficit accumulated during the development stage	(826,646)	(109,357)

	7,410,207	644,219

	$ 8,573,329	$ 665,501

Commitments – Notes 4, 5 and 9

Subsequent Events – Notes 4, 5 and 9

APPROVED BY THE DIRECTORS:

/s/ Chris Dyakowski	Director	/s/ William Schmidt	Director
Chris Dyakowski		William Schmidt

SEE ACCOMPANYING NOTES

UNBRIDLED ENERGY CORPORATION

(formerly Leroy Ventures Inc.)

(A Development Stage Company)

STATEMENTS OF OPERATIONS

for the years ended April 30, 2006 and 2005,

for the period from October 6, 2003 (Date of Inception) to April 30, 2004 and

for the period from October 6, 2003 (Date of Inception) to April 30, 2006

(Stated in Canadian Dollars)

			October 6,	October 6,
			2003	2003
			(Date of	(Date of
	Years ended		Inception) to	Inception) to
	April 30,		April 30,	April 30,
	2006	2005	2004	2006

Expenses
Accounting and audit fees – Note 6	$ 35,750	$ 25,000	$ 3,014	$ 63,764
Advertising and promotion	863	711	667	2,241
Bank charges and interest	292	137	30	450
Legal fees – Note 6	73,174	-	-	73,174
Management fees – Note 6	40,000	30,000	15,000	85,000
Office and miscellaneous	18,953	2,783	158	21,894
Property evaluation	-	-	3,358	3,358
Regulatory and transfer agent fees	25,342	6,114	-	31,456
Stock-based compensation – Note 5	149,875	22,385	-	172,260

Loss before other items:	(344,249)	(87,130)	(22,227)	(453,606)

Other items:
Loss on disposal of equipment – Note 6	(5,275)	-	-	(5,275)
Write-off of mineral property costs – Note 3	(367,765)	-	-	(367,765)
Future income tax recovery	-	-	(24,654)	(24,654)

Loss before income taxes	(717,289)	(87,130)	(46,881)	(851,300)

Future income tax recovery – Note 8	-	24,654	-	24,654

Net loss for the year	$ (717,289)	$ (62,476)	$ (46,881)	$ (826,646)

Basic and diluted loss per share	$ (0.08)	$ (0.01)	$ (0.01)	$ (0.09)

Weighted average number of shares outstanding	9,224,940	5,766,899	3,847,061	9,224,940

SEE ACCOMPANYING NOTES

UNBRIDLED ENERGY CORPORATION

(formerly Leroy Ventures Inc.)

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

for the years ended April 30, 2006 and 2005,

for the period from October 6, 2003 (Date of Inception) to April 30, 2004 and

for the period from October 6, 2003 (Date of Inception) to April 30, 2006

(Stated in Canadian Dollars)

			October 6,	October 6,
			2003	2003
			(Date of	(Date of
	Years ended		Inception) to	Inception) to
	April 30,		April 30,	April 30,
	2006	2005	2004	2006
Operating Activities
Net loss for the year	$ (717,289)	$ (62,476)	$ (46,881)	$ (826,646)
Adjustments to reconcile net loss used in operations:
Future income tax recovery	-	(24,654)	24,654	-
Stock-based compensation	149,875	22,385	-	172,260
Write-off of mineral property costs	367,765	-	-	367,765
Loss on disposal of equipment	5,275	-	-	5.385
Changes in non-cash working capital balances related to operations:
GST receivable	(27,248)	796	(8,624)	(35,076)
Prepaid expenses	(11,876)	-	-	(11,876)
Accounts payables and accrued liabilities	1,113,190	10,753	7,854	1,131,797
Increase in due to a related party	2,325	-	2,675	5,000

	882,017	(53,196)	(20,322)	808,499
Investing Activities
Acquisition of equipment	(13,271)	-	-	(13,271)
Mineral property costs	(219,756)	(18,003)	(119,010)	(356,769)
Acquisition of oil and gas properties	(1,972,125)	-	-	(1,972,125)

	(2,205,152)	(18,003)	(119,010)	(2,342,165)
Financing Activities
Proceeds from issuance of common shares	2,154,752	469,940	251,251	2,875,943
Proceeds from disposal of equipment	7,000	-	-	7,000
Share subscriptions received	1,428,650	-	-	1,428,650

	3,590,402	469,940	251,251	4,311,593

Increase in cash during the year	2,267,267	398,741	111,919	2,777,927

Cash, beginning of the year	510,660	111,919	-	-

Cash, end of the year	$ 2,777,927	$ 510,660	$ 111,919	$ 2,777,927

Supplementary disclosure of cash flow information:
Cash paid for:
Interest	$ -	$ -	$ -	$ -

Income taxes	$ -	$ -	$ -	$ -

Non-cash Transactions – Note 7

SEE ACCOMPANYING NOTES

UNBRIDLED ENERGY CORPORATION

(Formerly Leroy Ventures Inc.)

(A Development Stage Company)

STATEMENT OF SHAREHOLDERS’ EQUITY

For the period from October 6, 2003 (Date of Inception) to April 30, 2006

(Stated in Canadian Dollars)

				Deficit
				Accumulated
				During the
	Common Shares		Contributed	Development
	Shares	Amount	Surplus	Stage	Total

Balance, October 6, 2003	-	$ -	$ -	$ -	$ -
Issue of shares for cash – October 6, 2003 – at $1.00	1	1	-	-	1
Issue of shares for cash – December 5, 2003 – at $0.01	2,999,999	30,000	-	-	30,000
Issue of shares for cash – December 5, 2003 – at $0.075	916,666	68,750	-	-	68,750
Issue of shares for cash – December 9, 2003 – at $0.10	1,525,000	152,500	-	-	152,500
Net loss for the period ended April 30, 2004	-	-	-	(46,881)	(46,881)

Balance, April 30, 2004	5,441,666	251,251	-	(46,881)	204,370
Issue of shares for mineral properties – Note 3 -– March 16, 2003– at $0.10	100,000	10,000	-	-	10,000
Issue of shares for cash – March 14, 2003 – at $0.25	2,400,000	600,000	-	-	600,000
Issue of shares for agent’s commission	30,000	7,500	-	-	7,500
Share issue costs	-	(137,560)	-	-	(137,560)
Stock-based compensation – Note 5	-	-	22,385	-	22,385
Net loss for the year ended April 30, 2005	-	-	-	(62,476)	(62,476)

Balance, April 30, 2005	7,971,666	731,191	22,385	(109,357)	644,219
Issue of shares pursuant to exercise of warrants – between September 24, 2005 and March 16, 2006– at $0.25	240,000	60,000	-	-	60,000
Private placement – august 3, 2006-11-03 – at $0.425	4,957,500	2,106,938	-	-	2,106,938
Issue of shares for resource properties – Note 4 – August 3, 2006 – at $1.25	3,000,000	3,750,000	-	-	3,750,000
Share issue costs	-	(12,186)	-	-	(12,186)
Stock-based compensation – Note 5	-	-	149,875	-	149,875
Net loss for the year ended April 30, 2006	-	-	-	(717,289)	(717,289)

Balance, April 30, 2006	16,169,166	$ 6,635,943	$ 172,260	$ (826,646)	$ 5,981,557

SEE ACCOMPANYING NOTES

UNBRIDLED ENERGY CORPORATION

Schedule 1

(formerly Leroy Ventures Inc.)

(A Development Stage Company)

SCHEDULE OF MINERAL PROPERTY COSTS

for the years ended April 30, 2006 and 2005

(Stated in Canadian Dollars)

	Balance		Balance		Balance,
	April 30,		April 30,		April 30,
	2004	Additions	2005	Additions	2006

Kettle Claims
Acquisition costs
Cash	$ 15,000	$ 10,000	$ 25,000	$ -	$ 25,000
Staking	3,738	3,190	6,928	183	7,111
Option payment – shares issued	-	10,000	10,000	-	10,000

	18,738	23,190	41,928	183	42,111

Deferred exploration costs
Assays	-	-	-	13,053	13,053
Assessment and reports	7,841	4,813	12,654	19,714	32,368
Contract works	-	-	-	86,210	86,210
Geological survey	77,650	-	77,650	23,165	100,815
Project management fees – Note 6	13,079	-	13,079	35,097	48,176
Travel and field supplies	1,702	-	1,702	43,330	45,032

	100,272	4,813	105,085	220,569	325,654

	119,010	28,003	147,013	220,752	367,765

Write-off of mineral property costs	-	-	-	-	(367,765)

	$ 119,010	$ 28,003	$ 147,013	$ 220,752	$ -

SEE ACCOMPANYING NOTES

UNBRIDLED ENERGY CORPORATION

(formerly Leroy Ventures Inc.)

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

April 30, 2006 and 2005

(Stated in Canadian Dollars)

Note 1

Nature of Operations

The Company is a development stage public company listed for trading on the TSX Venture Exchange (“TSX”) and is exploring its oil and gas properties and has not yet determined whether the properties contain reserves that are economically recoverable.  The recoverability of amounts shown for oil and gas properties is dependent upon the discovery of economically recoverable reserves and confirmation of the Company's interest in the oil and gas properties, the ability of the Company to obtain necessary financing to complete the development of the properties and upon future profitable production or proceeds from the disposition thereof.

The Company was incorporated under the laws of the Province of British Columbia on October 6, 2003.  On July 19, 2006, the Company changed its name to Unbridled Energy Corporation.

Note 2

Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars.  These financial statements conform in all material respects with GAAP in the United States of America, except as disclosed in Note 10 to the financial statements.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement.  Actual results may differ from these estimates.

The financial statements have, in management’s opinion, been properly prepared within the framework of the significant accounting policies summarized below:

a)

Mineral Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value.  Costs of developing properties will be amortized on a unit of production basis and costs of abandoned properties written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with payments received in excess of costs on a property by property basis included as income in the statement of operations.  Write-downs due to impairment in value are charged to operations.

Unbridled Energy Corporation

(formerly Leroy Ventures Inc.)

(A Development Stage Company)

Notes to the Financial Statements

April 30, 2006 and 2005

(Stated in Canadian Dollars) – Page 2

Note 2

Significant Accounting Policies – (cont’d)

a)

Mineral Properties – (cont’d)

Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company and the assessment of future probability of profitable revenues from the property or from the sale of the property.  Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

b)

Equipment and Amortization

Equipment is recorded at cost.  The Company provides for amortization using the declining balance method at an annual rate of 30%.  Additions during the year are amortized at one-half of the annual rate.

c)

Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas operations whereby all costs of exploring for and developing petroleum and natural gas reserves are initially capitalized.  Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.  These capitalized costs, together with the costs of production equipment, are depleted and amortized on the unit-of-production method based on the estimated gross proved reserves as determined by independent petroleum engineers.  Petroleum products and reserves are converted to a common unit of measurement on the basis of their relative energy content where six thousand cubic feet of gas equals to one barrel of oil.

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred.  When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Proceeds from a sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would alter the rate of depletion by more than 20%. Royalties paid net of any tax credits received are netted with oil and gas sales.

Unbridled Energy Corporation

(formerly Leroy Ventures Inc.)

(A Development Stage Company)

Notes to the Financial Statements

April 30, 2006 and 2005

(Stated in Canadian Dollars) – Page 3

Note 2

Significant Accounting Policies – (cont’d)

c)

Oil and Gas Properties – (cont’d)

In applying the full cost method, the Company performs a ceiling test on properties which restricts the capitalized costs less accumulated depletion from exceeding an amount equal to the estimated undiscounted value of future net revenues from proved oil and gas reserves, as determined by independent engineers, based on sales prices achievable under existing contracts and posted, average reference prices in effect at the end of the year and current costs, and after deducting estimated future general and administrative expenses, production related expenses, financing costs, future site restoration costs and income taxes.

d)

Environmental Costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate.  Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation, are expensed.  Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated.  Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company’s commitment to a plan of action based on the then known facts.

e)

Stock-based Compensation

The Company has a stock-based compensation plan.  The fair value of all share purchase options is expensed over their vesting period with a corresponding increase to contributed surplus.  Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.  The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of the grant.  Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

Unbridled Energy Corporation

(formerly Leroy Ventures Inc.)

(A Development Stage Company)

Notes to the Financial Statements

April 30, 2006 and 2005

(Stated in Canadian Dollars) – Page 4

Note 2

Significant Accounting Policies – (cont’d)

f)

Flow-through Shares

Under the terms of flow-through share agreements, the related expenditures are renounced to the subscribers of such shares.  For flow-through shares issued after March 19, 2004, the Company records the tax effect related to the renounced deductions as a reduction of income tax expense in the statement of operations and a reduction in share capital on the date that the Company renounces the deductions for investors whereas previously the tax effect was recorded as a credit to equity.

g)

Asset Retirement Obligations

The fair value of obligations associated with the retirement of tangible long-lived assets are recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset.  The obligations recognized are statutory, contractual or legal obligations.  The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in depletion, depreciation and accretion expense.  The costs capitalized to the related assets are amortized in a manner consistent with the depletion and depreciation of the related asset.

h)

Income Taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current year.  Future income tax assets and liabilities are recognized in the current year for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if its more likely than not that they can be realized.  Future income tax assets and liabilities are measured using tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled.  The effect of a change in tax rates on future income tax assets and liabilities is recognized in operations in the year of the change.

i)

Financial Instruments

The carrying values of cash, accounts payable and accrued liabilities approximate fair value because of the short maturity of those instruments.  The carrying value of due to related party also approximates fair value.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Unbridled Energy Corporation

(formerly Leroy Ventures Inc.)

(A Development Stage Company)

Notes to the Financial Statements

April 30, 2006 and 2005

(Stated in Canadian Dollars) – Page 5

Note 2

Significant Accounting Policies – (cont’d)

j)

Basic and Diluted Loss Per Common Share

Basic loss per share (“LPS”) is calculated by dividing loss applicable to common shareholders by the weighted-average number of common shares outstanding for the period.  Diluted LPS reflects the potential dilution that could occur if potentially dilutive securities are exercised or converted to common stock.  Due to the losses, potentially dilutive securities were excluded from the calculation of diluted LPS, as they were anti-dilutive.  Therefore, there is no difference in the calculation of basic and diluted LPS.

k)

Development Stage Company

The Company is a development stage company as defined in Statement of Financial Accounting Standards No. 7.

Note 3

Mineral Property Costs

Kettle Claims

By an option agreement dated November 20, 2003, the Company has the option to earn a 100% interest in the Kettle claims located in the Vernon Mining Division of British Columbia for consideration of 100,000 common shares and property payments totalling $105,000 as follows:

Common Shares:

–

100,000 common shares upon listing of the Company’s common shares on the TSX

(issued).  These shares were valued at $10,000;

Cash Payments:

–

$

15,000 upon signing option agreement (paid);

–

$

10,000 upon closing of Initial Public Offering (“IPO”) (paid);

–

$

25,000 upon first anniversary of closing of the IPO;

–

$

25,000 upon second anniversary of closing of the IPO;

–

$

30,000 upon third anniversary of closing of the IPO;

$  105,000

Unbridled Energy Corporation

(formerly Leroy Ventures Inc.)

(A Development Stage Company)

Notes to the Financial Statements

April 30, 2006 and 2005

(Stated in Canadian Dollars) – Page 6

Note 3

Mineral Property Costs – (cont’d)

Kettle Claims – (cont’d)

The agreement is subject to a 2.5% net smelter return royalty.  2% of this royalty may be purchased for $1,000,000 per each 1% until sixty days after commercial production on the property.

During the year ended April 30, 2006, management decided to terminate the option agreement on the Kettle claims.  Accordingly, acquisition costs and deferred exploration costs totalling $367,765 were written off.

Note 4

Oil and Gas Properties – Note 9

Chambers Property

Property acquisition costs
Shares issued	$ 3,750,000
Cash	552,000

4,302,000

Other
Asset retirement obligation costs	26,325

4,328,325

Deferred exploration costs
Drilling	1,244,721
Geological and geophysics	145,400
Reports and facilities	30,004

1,420,125

Total	$ 5,748,450

a)

Chambers Property

By an agreement dated January 12, 2006, the Company acquired by assignment of a farm-out and participation agreement a 20% working interest in the Chambers Elkton well 3-17-4-11-W5 located in the Province of Alberta, Canada.  The Company shall also have a right to participate up to 20% in the equiping of another well.

Unbridled Energy Corporation

(formerly Leroy Ventures Inc.)

(A Development Stage Company)

Notes to the Financial Statements

April 30, 2006 and 2005

(Stated in Canadian Dollars) – Page 7

Note 4

Oil and Gas Properties – Note 9 – (cont’d)

a)

Chambers Property- (cont’d)

As consideration for the assignment, the Company issued 3,000,000 common shares of the Company, valued at $3,750,000 and reimbursed $77,000 for seismic and completion costs incurred.  The Company shall pay 25% of the cost of drilling, completing and abandonment costs on the well.  The working interest of 20% is subject to a combined 8.5% gross overriding royalty (“GORR”).

Pursuant to a separate purchase and sale agreement dated April 14, 2006, the Company has agreed to acquire an additional 5% working interest and an 8% GORR on a 7% working interest in the same Chambers Elkton well.  The Company has also agreed to acquire a 30% working interest in another well.  As consideration, the Company has agreed to pay $475,000 cash (paid subsequently).

b)

Tsuu T’ina First Nation Property

By an assignment and assumption agreement date March 31, 2006, the Company has the option to acquire up to a 50% participating interest in a joint venture with Arapahoe Energy Corporation (“Arapahoe”) in certain petroleum and natural gas rights on the Tsuu T’ina First Nation (Sarcee Indian Reserve)West of Calgary, Canada.  The Company has agreed to pay $750,000 cash and reimburse Arapahoe up to a maximum of $2,000,000, finance a portion of the seismic program on the property and drill two test wells on the property.  The agreement is subject to completion of due diligence and confirmation of leasehold payments by Arapahoe of $1,000,000.

Note 5

Share Capital – Notes 3, 4, 6 and 9

a)

Escrow:

In accordance with an Escrow Agreement dated September 28, 2004, 3,701,666 common shares of the Company are subject to escrow and may not be transferred, assigned or otherwise dealt with without the consent of the TSX.  The release of these shares is subject to the approval of the TSX and may be released as to 10% upon the listing of the Company’ shares and 15% every six months thereafter until all the escrowed shares have been released from escrow.  During the year ended April 30, 2006, there were 1,480,666 shares released from escrow, leaving a balance of 2,221,000 shares held in escrow at April 30, 2006.

Unbridled Energy Corporation

(formerly Leroy Ventures Inc.)

(A Development Stage Company)

Notes to the Financial Statements

April 30, 2006 and 2005

(Stated in Canadian Dollars) – Page 8

Note 5

Share Capital – Notes 3, 4, 6 and 9 – cont’d)

b)

Commitments:

i)

Stock-based Compensation Plan

The Company has granted share purchase options to directors, employees and consultants to purchase common shares of the Company.  These options are granted with an exercise price equal to the market price of the Company’s stock at the date of the grant.  The options vest as to 12.5% on TSX Venture Exchange approval and 12.5% every three months thereafter until fully vested.  The maximum number of options outstanding is limited to 10% of the total shares issued and outstanding.  A summary of the status of the stock option plan as of April 30, 2006 and 2005 and the changes during the years then ended is as follows:

		Weighted
		Average
	Number	Price

Outstanding, April 30, 2004	-
Granted	744,166	$0.25

Outstanding, April 30, 2005	744,166	$0.25
Granted	650,000	$1.32
Surrendered	(744,166)	$0.25

Outstanding, April 30, 2006	650,000	$1.32

Exercisable, April 30, 2006	68,750	$1.32

As at April 30, 2006, there are 650,000 share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date

250,000	$1.32	March 13, 2008
400,000	$1.32	March 28, 2008

650,000

During the year ended April 30, 2006, stock-based compensation of $149,875 (2005: $22,385) was expensed by the Company.

Unbridled Energy Corporation

(formerly Leroy Ventures Inc.)

(A Development Stage Company)

Notes to the Financial Statements

April 30, 2006 and 2005

(Stated in Canadian Dollars) – Page 9

Note 5

Share Capital – Notes 6 and 9 – (cont’d)

b)

Commitments – (cont’d)

i)

Stock-based Compensation Plan – (cont’d)

Assumptions used in determining the fair value of the options vested in the years are as follows:

	2006	2005

Weighted average fair value of options granted	$1.32	$0.25
Expected dividend yield	0.0%	0.0%
Expected volatility	419%	35%
Risk-free interest rate	2.88%	3.0%
Expected term in years	2 years	2 years

ii)

Share Purchase Warrants

As at April 30, 2006, there are 2,478,750 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held at $0.80 per share.  These warrants expire on March 8, 2007.

Note 6

Related Party Transactions

The Company incurred the following costs, and expenses with a company with a common director, a law firm in which a director is a partner, and directors and officers of the Company:

	2006	2005

Accounting fees	$ 18,500	$ 6,000
Deferred exploration costs	35,097	-
Legal fees	33,801	-
Management fees	40,000	30,000
Share issue costs	-	26,086

	$ 127,398	$ 62,086

During the year ended April 30, 2006, exploration equipment was sold to a company related by common directors for proceeds of $7,000, which resulted in a loss on disposal of $5,275.

Unbridled Energy Corporation

(formerly Leroy Ventures Inc.)

(A Development Stage Company)

Notes to the Financial Statements

April 30, 2006 and 2005

(Stated in Canadian Dollars) – Page 10

Note 6

Related Party Transactions – (cont’d)

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

The amount due to a related party is unsecured, non-interest bearing, and has no specific terms for repayment. This amount consists of unpaid management fees due to a company with a common director.

During the year ended April 30, 2006, the Company issued 560,000 common shares at $0.425 per share to directors and officers of the Company for proceeds of $238,000.

Note 7

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement.  The following transactions have been excluded from the statements of cash flows:

-

During the year ended April 30, 2006, the Company issued 3,000,000 common shares valued at $1.25 per share for a total value of $3,750,000 pursuant to an oil and gas properties acquisition agreement.

-

During the year ended April 30, 2005, the Company issued 100,000 common shares valued at $0.10 per share for a total value of $10,000 pursuant to a mineral property option agreement.

Note 8

Income Taxes

At April 30, 2006, the Company has accumulated resources expenses of $1,817,424 and has accumulated non-capital losses totalling $330,911, which are available to reduce taxable income of future years.  The non-capital losses expire as follows:

2011	$ 20,958
2015	87,130
2016	222,823

$ 330,911

The provision for income taxes in the statements of operations differs from the amount that would be computed by applying the expected tax rate to the loss before income taxes.  The expected tax rate used was 34% (2005: 34%).  The principal reasons for differences between such expected income taxes and the amount actually recorded are as follows:

Unbridled Energy Corporation

(formerly Leroy Ventures Inc.)

(A Development Stage Company)

Notes to the Financial Statements

April 30, 2006 and 2005

(Stated in Canadian Dollars) – Page 11

Note 8

Income Taxes – (cont’d)

	2006	2005

Expected income taxes recovery	$ 242,946	$ 30,675
Add (deduct):
Stock-based compensation	(50,763)	(7,566)
Resource allowance	-	9,425
Mineral properties written-off	(124,562)	-
Share issue costs	9,636	8,792
Loss on disposal of equipment	(1,787)	-
Benefits of current year’s losses not recognized	(75,470)	(16,672)

Future income tax recovery	$ -	$ 24,654

Future income tax assets or liabilities on the balance sheets are comprised of temporary differences.  The significant components of the Company’s future tax assets (liabilities) are as follows:

	2006	2005

Share issue costs	$ 29,732	$ 35,241
Exploration and development expenses	92,472	(31,752)
Non-capital losses	112,080	37,837

	234,284	41,326
Valuation allowance	(234,384)	(41,326)

	$ -	$ -

Note 9

Subsequent Events – Notes 4 and 5

Subsequent to April 30, 2006:

a)

The Company issued 7,700,000 common shares at $1.05 per share pursuant to a private placement for net proceeds to the Company of $7,636,515.  Included in this issue were 2,500,000 flow-through shares at $1.05 per share.  Pursuant to this private placement, 5,200,000 warrants were granted at an exercise price of $1.65 per share expiring May 31 to July 9, 2007.

As at April 30, 2006, the Company had received share subscriptions of $1,428,650 in respect to this private placement.

Unbridled Energy Corporation

(formerly Leroy Ventures Inc.)

(A Development Stage Company)

Notes to the Financial Statements

April 30, 2006 and 2005

(Stated in Canadian Dollars) –Page 12

Note 9

Subsequent Events – Notes 4 and 5 – (cont’d)

b)

The Company acquired a 37% interest in certain parcels of land at an Alberta Crown land sale for cash of $475,472.

c)

Pursuant to the joint venture agreement with Arapahoe Energy Corporation the Company paid $3,714,335 as follows:

i)

$375,000 pursuant to the agreement;

ii)

$1,000,000 reimbursed to Arapahoe;

iii)

$1,399,335 for seismic drilling and casing; and

iv)

$940,000 for drilling costs.

d)

Pursuant to the acquisition of the additional 5% working interest in the Chambers oil and gas property, the Company paid cash of $475,000, which was included in accounts payable and accrued liabilities at April 30, 2006.

e)

The Company entered into an investor relations service agreement whereby the consultant will be paid a monthly fee of $5,000 each month for one year expiring April 20, 2007.  The Company had also granted to the consultant share purchase options to acquire up to 100,000 common shares of the Company at $1.41 per share expiring on May 14, 2011.

f)

The Company entered into two consulting service agreements and granted the consultants share purchase options to acquire 450,000 common shares at $1.41 per share expiring on May 14, 2011.

g)

The Company granted an officer of the Company share purchase options to acquire 100,000 shares at $1.41 per share expiring on May 14, 2006.

Note 10

Differences Between Generally Accepted Accounting Principles in Canada and the United  States of America

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America (“US GAAP”).

The Company’s accounting principals generally accepted in Canada differ from accounting principles generally accepted in the United States of America as follows:

Unbridled Energy Corporation

(formerly Leroy Ventures Inc.)

(A Development Stage Company)

Notes to the Financial Statements

April 30, 2006 and 2005

(Stated in Canadian Dollars) – Page 13

Note 10

Differences Between Generally Accepted Accounting Principles in Canada and the United States of America – (cont’d)

a)

Mineral Property Costs

Under Canadian GAAP, acquisition costs including staking costs are capitalized.  In accordance with EITF 04-2 under US GAAP, acquisition costs only are considered tangible assets and are capitalized.  The capitalized acquisition costs are reviewed by management for impairment whenever circumstances change which could indicate that the carrying amount of these assets may not be recoverable based on proven and probable reserves.

Under Canadian GAAP, exploration expenditures include all direct and indirect exploration activities and are capitalized.  Under US GAAP, exploration expenditures include only direct exploration activities and are expensed as incurred unless commercial feasibility is established.

During the year ended April 30, 2006, management determined that there was impairment on the capitalized costs and terminated the option agreement on the mineral property.  Accordingly, the acquisition costs and exploration expenditures were written-off.

b)

Net Earnings per Share and Escrow Shares

Under US GAAP, performance-based escrow shares are considered to be contingently issuable until the performance criteria has been satisfied and are excluded from the computation of the weighted average of shares outstanding.   The Company's escrow shares are not performance-based and therefore no adjustments have been made to the calculation of loss per share.

c)

Flow-through Shares

Under US GAAP, proceeds from the issuance of flow-through shares are allocated amongst the fair value of the stock issued and the price the investor pays.  The difference between the fair value and the price paid is recognized as a liability for accounting purposes.  The liability is relieved and the corresponding future tax liability is recorded when the Company renounces its exploration expenditures to the flow-through share investors.  During the period ended April 30, 2004, the Company issued 1,166,666 flow-through shares at fair value for proceeds of $93,750.  During the period ended April 30, 2004, all amounts renounced had been expended and the liability account relating to the flow-through expenses was $Nil.

There were no flow-through shares issued during the years ended April 30, 2006 and 2005.

Unbridled Energy Corporation

(formerly Leroy Ventures Inc.)

(A Development Stage Company)

Notes to the Financial Statements

April 30, 2006 and 2005

(Stated in Canadian Dollars) – Page 14

Note 10

Differences Between Generally Accepted Accounting Principles in Canada and the United States of America – (cont’d)

d)

New Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted could have a material effect on the accompanying financial statements.

The impact on the financial statements is as follows:

			October 6,	October 6,
			2003	2003
			(Date of	(Date of
	Year	Ended	Inception) to	Inception) to
	April	30,	April 30,	April 30,
Statement of Loss	2006	2005	2004	2006

Net loss for the period per Canadian GAAP	$ (715,289)	$ (62,476)	$ (46,881)	$ (826,646)
Mineral property exploration expenditures	(220,569)	(4,813)	(100,272)	(325,634)
Property acquisition costs and exploration costs written-off	367,765	-	-	367,765

Net loss for the period under US GAAP	$ (568,093)	$ (67,289)	$ (147,153)	$ (784,535)

Basic and diluted loss per share:
Canadian GAAP	$ 0.08	$ (0.01)	$ (0.01)	$ (0.09)

US GAAP	$ 0.06	$ (0.01)	$ (0.04)	$ (0.09)

Unbridled Energy Corporation

(formerly Leroy Ventures Inc.)

(A Development Stage Company)

Notes to the Financial Statements

April 30, 2006 and 2005

(Stated in Canadian Dollars) – Page 15

Note 10

Differences Between Generally Accepted Accounting Principles in Canada and the United States of America – (cont’d)

			October 6,	October 6,
			2003	2003
			(Date of	(Date of
	Year	Ended	Inception) to	Inception) to
	April	30,	April 30,	April 30,
Statements of Cash Flows	2006	2005	2004	2006

Cash flows used in operating activities per Canadian GAAP	$ 882,017	$ (53,196)	$ (20,322)	$ 808,499
Exploration expenditures incurred during the period	(220,569)	(4,813)	(100,272)	(325,634)

Cash flows used in operating activities per US GAAP	661,448	(58,009)	(120,594)	(482,845)

Cash flows used in investing activities per Canadian GAAP	(2,205,152)	(18,003)	(119,010)	(2,342,165)
Mineral properties exploration expenditures	220,569	4,813	100,272	325,654

Cash flows provided by investing activities per US GAAP	(1,984,583)	(13,190)	(18,738)	(2,016,511)

Cash flows used in financing activities per Canadian and US GAAP	3,590,402	469,940	251,251	4,311,593

Increase in cash per Canadian and US GAAP	$ 2,267,267	$ 398,741	$ 111,919	$ 2,777,927

Balance Sheets

Total assets per Canadian GAAP	$ 8,573,329	$ 665,501

Mineral property exploration costs	-	(105,085)

Total assets per US GAAP	8,573,329	560,416

Total liabilities per Canadian and US GAAP	(1,163,122)	(21,282)

	$ 7,410,207	$ 569,134

Unbridled Energy Corporation

(formerly Leroy Ventures Inc.)

(A Development Stage Company)

Notes to the Financial Statements

April 30, 2006 and 2005

(Stated in Canadian Dollars) – Page 16

Note 10

Differences Between Generally Accepted Accounting Principles in Canada and the United States of America – (cont’d)

Had the Company followed US GAAP, the statement of shareholder’s equity under US GAAP would have been reported as follows:

				Deficit
				Accumulated
		Share	Additional	During the	Total
	Share	Subscriptions	Paid-in	Development	Shareholders’
	Capital	Received	Capital	Stage	Equity

Balance, October 6, 2003	$ -	$ -	$ -	$ -	$ -
Share capital issued under Canadian GAAP	251,251	-	-	-	251,251
Net loss under Canadian GAAP	-	-	-	(461,881)	(46,881)
US GAAP material adjustments:
Mineral property exploration costs expensed	-	-	-	(100,272)	(100,272)

Balance, April 30, 2004	251,251	-	-	(147,153)	104,098
Share capital issued under Canadian GAAP	479,940	-	-	-	479,940
Contributed surplus under Canadian GAAP	-	-	22,385	-	22,385
Net loss under Canadian GAAP	-	-	-	(62,476)	(62,476)
US GAAP material adjustments:
Mineral property exploration costs expensed	-	-	-	(4,813)	(4,813)

Balance, April 30, 2005	731,191	-	22,385	(214,442)	539,134
Share capital issued under GAAP	5,904,752	-	-	-	5,904,752
Share subscriptions received	-	1,428,650	-	-	1,428,650
Contributed surplus under Canadian GAAP	-	-	149,875	-	149,875
Net loss under Canadian GAAP	-	-	-	(717,289)	(717,289)
US GAAP material adjustments:
Mineral property acquisition costs	-	-	-	(42,111)	(42,111)
Mineral property exploration costs	-	-	-	(220,569)	(220,569)
Mineral property acquisition costs and deferred exploration costs written-off	-	-	-	367,765	367,765

Balance, April 30, 2006	$ 6,635,943	$ 1,428,650	$ 172,260	$ (826,646)	$ 7,410,207

UNBRIDLED ENERGY CORPORATION

INTERIM FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED

October 31, 2006 and 2005

(Unaudited – Prepared by Management)

To the Shareholders of Unbridled Energy Corporation

These interim financial statements for the second quarter ended October 31, 2006, comprised of the balance sheet and the statements of operations and deficit as well as changes in cash flows, have been compiled by management. These interim financial statements, along with the accompanying notes, have been reviewed and approved by the members of the Company’s audit committee. In accordance with Canadian Securities Administrators National Instrument 51-102, the Company discloses that these unaudited interim financial statements have not been reviewed by the Company’s auditors.

Vancouver, B,C.

December 19, 2006

MANAGEMENT

UNBRIDLED ENERGY CORPORATION

INTERIM BALANCE SHEET

OCTOBER 31, 2006

(Unaudited – Prepared by Management)

	(Unaudited) Oct. 31, 2006 $	(Audited) Apr. 30, 2006 $
ASSETS
CURRENT
Cash	139,946	2,777,927
Accounts receivable	49,593	-
GST receivable	37,829	35,076
Prepaid expenses	11,876	11,876
	239,244	2,824,879
OIL AND GAS PROPERTIES (Note 3)	14,952,940	5,748,450
	15,192,184	8,573,329
LIABILITIES
CURRENT
Accounts payable and accrued liabilities (Note 6)	1,744,903	1,131,797
Due to related parties (Note 6)	-	5,000
	1,744,903	1,136,797
Asset retirement obligation	26,325	26,325
	1,771,228	1,163,122
SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 5)	14,734,119	6,635,943
SHARE SUBSCRIPTIONS RECEIVED		1,428,650
CONTRIBUTED SURPLUS	548,767	172,260
DEFICIT	(1,861,930)	(826,646)
	13,420,956	7,410,207
	15,192,184	8,573,329

APPROVED BY THE DIRECTORS:

“Chris Dyakowski”

Director

“William E. Schmidt”

Director

(See accompanying notes to the interim financial statements)

UNBRIDLED ENERGY CORPORATION

INTERIM STATEMENT OF OPERATIONS AND DEFICIT

FOR THE SECOND QUARTER ENDED OCTOBER 31

(Unaudited – Prepared by Management)

	Second Quarter ended		Year to date ended
	Oct. 31 2006 $	Oct. 31 2005 $	Oct. 31 2006 $	Oct. 31 2005 $
REVENUE
Sales	23,033	-	23,033	-
Less: Cost of sales	326	-	326	-
Net Sales	22,707	-	22,707	-
GENERAL AND ADMINISTRATIVE EXPENSES
Accounting and audit fees	37,550	9,250	46,760	11,750
Advertising and promotion	49,757	546	50,647	1,696
Bank charges and interest	430	82	788	193
Consulting fees	74,283	-	96,64	-
Investor relations	15,250	-	86,94	-
Legal fees	124,559	12,201	185,327	15,137
Management and administration fees	17,800	7,500	32,800	15,000
Office, rent, telephone & supplies	90,625	2,226	98,074	2,226
Payroll	38,268	-	38,268	-
Regulatory and transfer agent fees	12,296	5,781	45,229	5,781
Stock-based compensation	120,482	-	376,50	-
General and administrative expenses for the period	581,300	37,586	1,057,991	51,783
NET LOSS FOR THE PERIOD	(558,593)	(37,586)	(1,035,284)	(51,783)
DEFICIT, beginning of period	(1,303,337)	(123,554)	(826,646)	(109,357)
DEFICIT, end of period	(1,861,930)	(161,140)	(1,861,930)	(161,140)
NET LOSS PER SHARE	(0.02)	(0.01)	(0.05)	(0.01)
Weighted average number of shares outstanding	24,062,869	7,985,565	22,346,179	7,978,783

(See accompanying notes to the interim financial statements)

UNBRIDLED ENERGY CORPORATION

INTERIM STATEMENT OF CHANGES IN CASH FLOWS FOR THE SECOND QUARTER ENDED OCTOBER 31 (Unaudited – Prepared by Management)

	Second Quarter ended		Year to date ended
	Oct. 31 2006 $	Oct. 31 2005 $	Oct. 31 2006 $	Oct. 31 2005 $
OPERATING ACTIVITIES
Net Loss	(558,593)	(37,586)	(1,035,284)	(51,783)
Adjustment to reconcile net loss:
Stock-based compensation	120,482	-	376,507	-
Changes in non-cash working capital items:
Accounts receivable	-	(2,604)	(49,593)	(627)
GST receivable	(21,452)	-	(2,753)	-
Accounts payable and accrued liabilities	(316,237)	(950)	613,106	(17,490)
Due to a related party	-	(2,675)	(5,000)	(2,675)
Prepaid expenses	-	(50,000)	-	(175,000)
	(775,800)	(93,815)	(103,017)	(247,575)
FINANCING ACTIVITIES
Proceeds from issuance of common shares	450,000	9,844	8,537,000	9,844
Share issuance costs	-	-	(438,824)	(1,061)
Share subscriptions received	-	-	(1,428,650)	-
	450,000	9,844	6,669,526	8,783
INVESTING ACTIVITIES
Deferred exploration costs	-	(479)	-	(1,511)
Acquisition of exploration equipment	-	-	-	(13,271)
Amortization of exploration equipment	-	498	-	996
Acquisition of oil and gas properties	(281,420)	-	(2,292,487)	-
Deferred oil and gas exploration costs	(2,495,046)	-	(6,912,003	-
	(2,776,466)	1	(9,204,490)	(13,786)
INCREASE (DECREASE) IN CASH	(3,102,266)	(83,970)	(2,637,981)	(252,578)
CASH, beginning of period	3,242,212	342,052	2,777,927	510,660
CASH, end of period	139,946	258,082	139,946	258,082

(See accompanying notes to the interim financial statements)

UNBRIDLED ENERGY CORPORATION

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED OCTOBER 31, 2006 and 2005

(Unaudited – Prepared by Management)

Note 1

Nature and Continuance of Operations

Unbridled Energy Corporation (“the Company”) was incorporated in British Columbia on October 6, 2003 as Leroy Ventures Inc. and changed its name on July 19, 2006. Its shares are publicly traded on the TSX Venture Exchange. As at October 31, 2006, the Company is in the process of exploring its oil and gas properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts shown for oil and gas properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the oil and gas properties, the ability of the Company to obtain necessary financing to complete the development of the properties and upon future profitable production or proceeds from the disposition thereof.

Note 2

Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may differ from these estimates.

The financial statements have, in management’s opinion, been properly prepared within the framework of the significant accounting policies summarized below:

a)

Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas operations whereby all costs of exploring for and developing petroleum and natural gas reserves are initially capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities. These capitalized costs, together with the costs of production equipment, are depleted and amortized on the unit-of-production method based on the estimated gross proved reserves as determined by independent petroleum engineers. Petroleum products and reserves are converted to a common unit of measurement on the basis of their relative energy content where six thousand cubic feet of gas equals to one barrel of oil.

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Proceeds from a sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would alter the rate of depletion by more than 20%. Royalties paid net of any tax credits received are netted with oil and gas sales.

UNBRIDLED ENERGY CORPORATION

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED OCTOBER 31, 2006 and 2005

(Unaudited – Prepared by Management)

Note 2

Significant Accounting Policies – (cont’d)

In applying the full cost method, the Company performs a ceiling test on properties which restricts the capitalized costs less accumulated depletion from exceeding an amount equal to the estimated undiscounted value of future net revenues from proved oil and gas reserves, as determined by independent engineers, based on sales prices achievable under existing contracts and posted, average reference prices in effect at the end of the year and current costs, and after deducting estimated future general and administrative expenses, production related expenses, financing costs, future site restoration costs and income taxes.

b)

Environmental Costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which to not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company’s commitment to a plan of action based on the then known facts.

c)

Equipment and Amortization

Equipment is recorded at cost. The Company provides for amortization using the declining balance method at an annual rate of 30%. Additions during the year are amortized at one-half of the annual rate.

d)

Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method. Fully diluted amounts are not presented when the effects of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

e)

Financial Instruments

The carrying values of cash, accounts payable and accrued liabilities, due to related parties and promissory note payable approximate fair value because of the short-term maturity of these instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

UNBRIDLED ENERGY CORPORATION

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED OCTOBER 31, 2006 and 2005

(Unaudited – Prepared by Management)

Note 2

Significant Accounting Policies – (cont’d)

f)

Stock-based Compensation

The fair value of all share purchase options granted subsequent to April 30, 2003 is expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital. The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

g)

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized. Future income tax assets and liabilities are measured using tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on future income tax assets and liabilities is recognized in the year of the change. The Company has incurred mineral property and oil and gas exploration expenditures both in Canada and overseas. These expenditures will be available to be deducted in the determination of future taxable income. Accordingly, no tax benefit has been recognized in these consolidated financial statements on account of these losses.

h)

Flow-through Shares

In March 2004, the Canadian Institute of Chartered Accountants issued Emerging Issues Committee Abstract No. 146, Flow-through Shares, which clarifies the recognition of previously unrecorded future income tax assets caused by renouncement of expenditures relating to flow-through shares. The Company has adopted prospectively the new recommendation for flow-through shares issued after March 19, 2004 and now records the tax effect related to the renounced deductions as a reduction of income tax expense in the statement of operations on the date that the Company renounces the deductions for investors whereas previously the tax effect was recorded as a credit to equity. As a result of this change in policy the Company recorded a recovery of future income taxes of $24,654 with a corresponding reduction to share capital for share issue expenses with respect to flow-through shares totalling $93,750 issued after March 19, 2004 and renounced to investors during the year ended April 30, 2004.

UNBRIDLED ENERGY CORPORATION

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED OCTOBER 31, 2006 and 2005

(Unaudited – Prepared by Management)

Note 3

Oil and Gas Properties

a)

Chambers Property

By an agreement dated January 12, 2006, the Company acquired by assignment of a farm-out and participation agreement a 20% working interest in the Chambers Elkton well 3-17-4-11-W5 located in the Province of Alberta, Canada. The Company shall also have a right to participate up to 20% in the equiping of another well.

As consideration for the assignment, the Company issued 3,000,000 common shares of the Company, valued at $3,750,000 and reimbursed $77,000 for seismic and completion costs incurred. The Company shall pay 25% of the cost of drilling, completing and abandonment costs on the well. The working interest of 20% is subject to a combined 8.5% gross overriding royalty (“GORR”).

Pursuant to a separate purchase and sale agreement dated April 14, 2006, the Company has agreed to acquire an additional 5% working interest and an 8% GORR on a 7% working interest in the same Chambers Elkton well. The Company has also agreed to acquire a 30% working interest in an additional well.

	Chambers Property
	October 31, 2006	April 30, 2006
Property acquisition costs
Shares issued	$3,750,000	$3,750,000
Cash	1,442,607	552,000
	5,192,607	4,302,000
Other Asset retirement obligation costs	26,325	26,325
	5,218,932	4,328,325
Deferred exploration costs
Drilling	3,422,899	1,244,721
Equipment	11,02	-
General exploration expenses	18,97	-
Geological and geophysics	663,559	145,400
Reports and facilities	30,004	30,004
	4,146,469	1,420,125
Total	$9,365,401	5,748,450

b)

Tsuu T’ina First Nation Property

By an assignment and assumption agreement date March 31, 2006, the Company has the option to acquire up to a 50% participating interest in a joint venture with Arapahoe Energy Corporation (“Arapahoe”) in certain petroleum and natural gas rights on the Tsuu T’ina First Nation (Sarcee Indian Reserve) West of Calgary, Canada. The Company has agreed to pay $750,000 cash and reimburse Arapahoe up to a maximum of $2,000,000, finance a portion of the seismic program on the property and drill two test wells on the property. The agreement is subject to completion of due diligence and confirmation of leasehold payments by Arapahoe of $1,000,000.

UNBRIDLED ENERGY CORPORATION

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED OCTOBER 31, 2006 and 2005

(Unaudited – Prepared by Management)

Note 3

Oil and Gas Properties – (cont’d)

	Tsuu T’ina First Nation Property
	October 31, 2006	April 30, 2006
Property acquisition costs
Cash	$ 1,401,880	$ -
	1,401,880	-
Deferred exploration costs
Drilling	2,521,717	-
Equipment	36,967	-
Geological and geophysics	1,626,975	-
	4,185,659	-
Total	$ 5,587,539	$ -

Note 4

Share Capital

a)

Authorized - 100,000,000 common shares without par value

b)

Issued and fully paid - 24,284,166 common shares as follows:

	SHARES #	$
Balance, April 30, 2006	16,169,166	6,635,943
Shares issued pursuant to Private Placement	8,100,000	8,525,000
Share issue costs	-	(438,824)
Shares issued pursuant to exercise of warrants	15,000	12,000
Balance, October 31, 2006	24,284,166	14,734,119

c)

Escrow

In accordance with the Escrow Agreement dated September 28, 2004, 3,701,666 common shares were subject to escrow and may be released as to 10% upon the listing of the Company’s shares on the TSX Venture Exchange and 15% every six months thereafter. As of October 31, 2006 there were 1,665,750 shares remaining in escrow.

d)

Stock-based Compensation Plan

Number of Options	Exercise Price $	Expiry Date
250,000	1.32	March 13, 2008
300,000	1.32	March 28, 2008
350,000	1.41	May 15, 2011
700,000	1.32	August 17, 2011
400,000	1.32	September 5, 2011
100,000	1.32	October 24, 2011
2,100,000

UNBRIDLED ENERGY CORPORATION

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED OCTOBER 31, 2006

(Unaudited – Prepared by Management)

Note 4

Share Capital – (cont’d)

During the second quarter ended October 31, 2006, stock-based compensation of $120,482 (2005: $nil) was expensed by the Company.

Assumptions used in determining the fair value of the options vested are as follows:

	2006	2005
Weighted average fair value of options granted	$1.37	-
Expected dividend yield	0.0%	-
Expected volatility	250%	-
Risk-free interest rate	3%	-
Expected term in years	2 to 5 years	-

e)

Share Purchase Warrants

Number of Warrants	Exercise Price $	Expiry Date
2,463,750	0.80	March 8, 2007
4,250,000	1.65	May 31, 2007
950,000	1.65	July 9, 2007
400,000	1.31	September 19, 2008
8,063,750

f)

Flow-through Shares

During the first quarter ended July 31, 2006, the Company issued 2,500,000 flow-through shares at $1.05 per share for total proceeds of $2,625,000. The expenditures related to the use of the flow-through share proceeds are recorded in resource properties, but are not available as a tax deduction to the Company as the tax benefit of these expenditures have been renounced to the investors.

Note 5

Related Party Transactions

For the quarter ended October 31, 2005, management fees payable to a director totaled $15,000 and accounting and administration fees paid to a company controlled by an officer totaled $9,000. Legal fees in the amount of $3,210 were paid to a law firm in which a director is a partner.

Note 6

Subsequent Events

On November 3, 2006, the Company announced a non-brokered private placement of 9,231,000 units (the “Units”) at a price of $0.65 per Unit and 5,715,000 flow-through common shares (the “Flow-through Shares”) at a price of $0.70 per Flow-through Share, for gross proceeds of approximately $10 million. Each Unit will comprise one common share and one common share purchase warrant (a “Warrant”). Each Warrant will be exercisable for a period of 2 years from the closing date to acquire one additional common share at a price of $1.00 per share, provided that, if during the term of the Warrants, the shares close at a price at or above $2.00 per share for more than 20 consecutive trading days, then the Company, at its option, will be entitled to accelerate the expiry of the Warrants such that they will terminate 30 calendar days after the Company exercises its option to accelerate.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Unbridled Energy Corporation

Registrant

Dated: January 9, 2007	Signed: /s/ Joseph H. Frantz, Jr.
Joseph H. Frantz, Jr. President and CEO

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